BUSINESS COMBINATION AGREEMENT

between

NEW GOLD INC.

- and -

PEAK GOLD LTD.

- and -

METALLICA RESOURCES INC.

Dated as of May 9, 2008

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT made as of the 9th day of May, 2008

B E T W E E N :

NEW GOLD INC.,

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as “New Gold”)

- and -

PEAK GOLD LTD.,

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as “Peak”)

- and -

METALLICA RESOURCES INC.

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as “Metallica”)

WHEREAS New Gold, Peak and Metallica propose to combine their respective businesses by way of concurrent Plans of Arrangement under the provisions of the Business Corporations Act (British Columbia) and the Canada Business Corporations Act;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.01

Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Acquisition Proposal” shall have the meaning ascribed to such term in Section 1 of Schedule I;

(b)

“Agreement” means this business combination agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(c)

“AMEX” means the American Stock Exchange;

(d)

“Amended and Restated Note Indenture” means the amended and restated Note Indenture to be dated the Effective Date and entered into between New Gold and Computershare Trust Company;

(e)

“Arrangements” means, collectively, the BC Arrangement and the CBCA Arrangement;

(f)

“Articles of Arrangement” means the articles of arrangement of Metallica in respect of the CBCA Arrangement which are required to be sent to the Director after the CBCA Final Order is made by the Court, which shall be in form and content satisfactory to the Parties, acting reasonably;

(g)

“BCBCA” means the Business Corporations Act (British Columbia);

(h)

“BC Arrangement” means an arrangement under the provisions of the BCBCA on the terms and conditions set forth in the BC Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the BC Final Order;

(i)

“BC Final Order” means the order of the Court pursuant to Section 291 of the BCBCA approving the BC Arrangement in a form acceptable to the Parties hereto, as such order may be amended at any time prior to the Effective Date with the consent of the Parties hereto, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(j)

“BC Interim Order” means the interim order of the Court in a form acceptable to the Parties hereto providing for, among other things, the calling and holding of the Peak Meeting, as the same may be amended by the Court with the consent of the Parties hereto, acting reasonably;

(k)

“BC Plan of Arrangement” means the Plan of Arrangement set forth in Schedule A hereto;

(l)

“BC Subco” means a newly-incorporated, wholly-owned subsidiary of New Gold to be established by New Gold prior to the Effective Date in order to facilitate the completion of the BC Arrangement;

(m)

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(n)

“CBCA” means the Canada Business Corporations Act;

(o)

“CBCA Arrangement” means an arrangement under the provisions of the CBCA on the terms and conditions set forth in the CBCA Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the CBCA Final Order;

(p)

“CBCA Final Order” means the Order of the Court pursuant to Subsection 192(4) of the CBCA approving the CBCA Arrangement in a form acceptable to the Parties hereto, acting reasonably, as such order may be amended at any time prior to the Effective Date with the consent of the Parties hereto, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(q)

“CBCA Interim Order” means the interim order of the Court in a form acceptable to the Parties hereto, acting reasonably, providing for, among other things, the calling and holding of the Metallica Meeting, as the same may be amended by the Court with the consent of the Parties hereto, acting reasonably;

(r)

“CBCA Plan of Arrangement” means the Plan of Arrangement set forth in Schedule B hereto;

(s)

“CBCA Subco” means a newly-incorporated, wholly-owned Subsidiary of New Gold to be established by New Gold prior to the Effective Date to facilitate the completion of the CBCA Arrangement:

(t)

“Canadian GAAP” means accounting principles generally accepted in Canada;

(u)

“Canadian Resident” means a beneficial owner of Metallica Common Shares or Peak Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(v)

“Change in Recommendation” shall have the meaning ascribed to such term in Section 2(b) of Schedule I;

(w)

“Code” means the United States Internal Revenue Code of 1986, as amended;

(x)

“Competition Act” means the Competition Act (Canada);

(y)

“Competition Act Approval” means: (i) the issuance of an Advance Ruling Certificate provided that such Advanced Ruling Certificate has not been rescinded prior to the Completion Deadline; or (ii)(A) the expiry or termination of the waiting period under section 123 of the Competition Act (Canada), or waiver of the notification requirement pursuant to section 113(c) of that Act, and (B) the Commissioner of Competition advising the Parties, in writing, that she has no intention to file an application under Part VIII of the Competition Act (Canada), in connection with the transactions contemplated by this Agreement and such advice has not been rescinded prior to the Completion Deadline;

(z)

“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be July 2, 2008;

(aa)

“Confidentiality Agreement” means the confidentiality agreement dated as of March 3, 2008 between New Gold, Peak and Metallica;

(bb)

 “Court” means the Supreme Court of British Columbia;

(cc)

“Director” means the director appointed pursuant to Section 260 of the CBCA;

(dd)

“disclosed by Metallica” means disclosed by Metallica in its public disclosure filings since January 1, 2008 or disclosed in the Metallica Disclosure Memorandum;

(ee)

“disclosed by New Gold” means disclosed by New Gold in its public disclosure filings since January 1, 2008 or disclosed in the New Gold Disclosure Memorandum;

(ff)

“disclosed by Peak” means disclosed by Peak in its public disclosure filings since January 1, 2008 or disclosed in the Peak Disclosure Memorandum;

(gg)

“Dissent Rights” means the rights of dissent in respect of each of the Arrangements, described in the Plans of Arrangement;

(hh)

“Effective Date” means the Effective Date as defined in each of the Plans of Arrangement;

(ii)

“Effective Time” means the Effective Time as defined in each of the Plans of Arrangement;

(jj)

“Eligible Holder” means a beneficial holder of Peak Common Shares or Metallica Common Shares immediately prior to the Effective Time who is either (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(kk)

“Eligible Non-Resident” means a beneficial holder of Peak Common Shares or Metallica Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Peak Common Shares or Metallica Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(ll)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(mm)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(nn)

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(oo)

“Final Orders” means, collectively, the BC Final Order and the CBCA Final Order;

(pp)

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(qq)

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(rr)

“Interim Orders” means, collectively, the BC Interim Order and the CBCA Interim Order;

(ss)

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(tt)

“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(uu)

“Material Adverse Effect” means, in respect of any Party, an effect that is material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(i)

relating to the global economy, political conditions or securities markets in general;

(ii)

affecting the worldwide gold and copper mining industry in general;

(iii)

relating to a change in the market trading price of publicly traded securities of that Party, either:

(A)

related to this Agreement and the Transaction or the announcement thereof, or

(B)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi) or (vii) hereof;

(iv)

relating to any of the principal markets served by that Party’s business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Party;

(v)

relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

(vi)

relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party any of its Subsidiaries and material joint ventures) or in Canadian GAAP; or

(vii)

attributable to the announcement or pendancy of this Agreement or the Arrangements, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that such effect referred to in clause (i), (ii), (iv) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its subsidiaries and material joint ventures operate;

(vv)

“Metallica Circular” shall have the meaning ascribed to that term in Section 3(b) of Schedule D;

(ww)

“Metallica Common Shares” means common shares in the capital of Metallica;

(xx)

“Metallica Disclosure Memorandum” means the memorandum dated March 31, 2008 delivered by Metallica to Peak and New Gold as amended and supplemented to the date of this Agreement with respect to certain matters in this Agreement;

(yy)

“Metallica Group Companies” means Metallica and the Metallica Subsidiaries, collectively;

(zz)

“Metallica Meeting” shall have the meaning ascribed to such term in Section 3(b) of Schedule D;

(aaa)

“Metallica Options” shall have the meaning ascribed to such term in Section 3.03(b) of this Agreement;

(bbb)

“Metallica Properties” means the Cerro San Pedro Mine, located in Mexico, the El Morro Project and the Rio Figueroa Project, located in Chile, and the Alaska Peninsula and Liberty Bell Projects, located in the United States of America;

(ccc)

“Metallica Resolution” shall have the meaning ascribed to such term in Section 3(b) of Schedule D;

(ddd)

“Metallica Restricted Unit Plan” means the 401(k) plan developed for management of Metallica;

(eee)

“Metallica Share Consideration” or “Metallica Exchange Ratio” means 0.9 of a New Gold Common Share plus $0.0001 in cash for each Metallica Common Share;

(fff)

 “Metallica Shareholders” means, at any time, the holders of Metallica Common Shares;

(ggg)

“Metallica Shareholder Approval” shall have the meaning ascribed to such term in Section 2.05(b)(i)(B) hereof;

(hhh)

“Metallica Stock Option Plan” means the Amended and Restated Stock Option Plan of Metallica amended and restated as of May 23, 2006;

(iii)

“Metallica Subsidiaries” means, collectively, the corporations listed in Schedule C attached hereto;

(jjj)

“Metallica Warrants” means the warrants to purchase Metallica Common Shares governed by the Metallica Warrant Indenture and the 3,835,250 warrants, each entitling the holder to purchase one Metallica Common Share for $5.50 on or before December 20, 2009;

(kkk)

“Metallica Warrant Indenture” means the Warrant Indenture made between Metallica and Equity Trust Company, as warrant agent, dated December 5, 2003;

(lll)

“New Gold Circular” shall have the meaning ascribed to such term in Section 1(b) of Schedule D;

(mmm)

“New Gold Common Shares” means common shares in the capital of New Gold;

(nnn)

“New Gold Disclosure Memorandum” means the memorandum dated March 31, 2008 delivered by New Gold to Peak and Metallica as amended and supplemented to the date of this Agreement with respect to certain matters in this Agreement;

(ooo)

“New Gold Documents” shall have the meaning ascribed to such term in Section 3.01(t) of this Agreement;

(ppp)

“New Gold Financial Statements” shall have the meaning ascribed to such term in Section 3.01(i) of this Agreement;

(qqq)

“New Gold Meeting” shall have the meaning ascribed to such term in Section 1(b) of Schedule D;

(rrr)

“New Gold Options” shall have the meaning ascribed to such term in Section 3.01(b) of this Agreement;

(sss)

“New Gold Property” means the New Afton Project located in the Province of British Columbia;

(ttt)

“New Gold Resolution” means the resolution of the holders of the New Gold Common Shares approving the issuance of New Gold Common Shares pursuant to the BC Arrangement and the CBCA Arrangement;

(uuu)

“New Gold Shareholders” means at any time the holders of New Gold Common Shares;

(vvv)

“New Gold Shareholder Approval” shall have the meaning ascribed to such term in Section 3.01(bb) of this Agreement;

(www)

“New Gold Stock Option Plan” means the Stock Option Plan (2005), as amended on May 3, 2007, of New Gold;

(xxx)

“New Gold Warrants” means the 4,150,000 warrants, each entitling the holder to purchase one New Gold Common Share for $15.00 on or before June 28, 2017 to be issued on the Effective Date to the Noteholders;

(yyy)

“Non-Terminating Party” shall have the meaning ascribed to such term in Section 4 of Schedule I;

(zzz)

“Notes” means the outstanding 10% subordinated promissory notes of New Gold due 2017 issued pursuant to the Note Indenture;

(aaaa)

“Noteholder” means the holder of an outstanding Note:

(bbbb)

“Note Indenture” means the note indenture dated June 21, 2007 made between New Gold and Computershare Trust Company pursuant to which the Notes were issued;

(cccc)

“Noteholder Extraordinary Resolution” means the extraordinary resolution of Noteholders in the form annexed to the Information Circular of New Gold dated April 23, 2008, which was consented to in writing by the holders of more than 66 2/3% of the outstanding principal amount of the Notes on May 8, 2008 and which provides for the amendment of certain provisions of the Note Indenture subject to the concurrent completion of the Transaction;

(dddd)

“Other Party” shall have the meaning ascribed to such term in Section 3(b) of Schedule I;

(eeee)

“Party” means any of Peak, Metallica or New Gold and “Parties” means all of them;

(ffff)

“Peak Circular” shall have the meaning ascribed to such term in Section 2(b) of Schedule D;

(gggg)

“Peak Common Shares” means common shares in the capital of Peak;

(hhhh)

“Peak Disclosure Memorandum” means the memorandum dated March 31, 2008 delivered by Peak to Metallica and New Gold, as amended and supplemented to the date of this Agreement with respect to certain matters in this Agreement;

(iiii)

“Peak Documents” shall have the meaning ascribed thereto in Section 3.02(t) of this Agreement;

(jjjj)

“Peak Financial Statements” shall have the meaning ascribed to such term in Section 3.02(i) of this Agreement;

(kkkk)

“Peak Group Companies” means Peak and the Peak Subsidiaries, collectively;

(llll)

“Peak Meeting” shall have the meaning ascribed to such term in Section 2(b) of Schedule D;

(mmmm)

“Peak Options” shall have the meaning ascribed to such term in Section 3.02(b) of this Agreement;

(nnnn)

“Peak Properties” means the Amapari Mine, located in Brazil, and the Peak Mines, located in Australia;

(oooo)

“Peak Resolution” shall have the meaning ascribed to such term in Section 2(b) of Schedule D;

(pppp)

“Peak Share Consideration” or “Peak Exchange Ratio” means 0.1 of a New Gold Common Share plus $0.0001 in cash for each Peak Common Share;

(qqqq)

“Peak Shareholders” means, at any time, the holders of Peak Common Shares;

(rrrr)

“Peak Shareholder Approval” shall have the meaning ascribed to such term in section 2.05(a)(i)(B) of this Agreement;

(ssss)

“Peak Stock Option Plan” means the Incentive Stock Option Plan of Peak dated April 13, 2006;

(tttt)

“Peak Subsidiaries” means, collectively, the corporations listed in Schedule C attached hereto;

(uuuu)

“Peak Warrants” means the warrants to purchase Peak Common Shares governed by the Peak Warrant Indentures;

(vvvv)

“Peak Warrant Indentures” means: (a) the amended and restated warrant indenture dated August 1, 2007 between Peak and Computershare Trust Company of Canada, as warrant agent; and (b) the warrant indenture dated November 28, 2007 between Peak and Computershare Trust Company of Canada, as warrant agent;

(wwww)

“Plans of Arrangement” shall mean, collectively, the BC Plan of Arrangement and the CBCA Plan of Arrangement;

(xxxx)

“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(yyyy)

(zzzz)

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(aaaaa)

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 of the United States of America and the related rules and regulations promulgated under such Act and the 1934 Act;

(bbbbb)

“Securities Authorities” means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively;

(ccccc)

“SEC” means the United States Securities and Exchange Commission;

(ddddd)

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(eeeee)

“Solicited Party” shall have the meaning ascribed to such term in Section 2(b) of Schedule I;

(fffff)

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(ggggg)

“Superior Proposal” shall have the meaning ascribed to such term in Section 1(b) of Schedule I;

(hhhhh)

“Superior Proposal Notice” shall have the meaning ascribed to such term in Section 3(a) of Schedule I;

(iiiii)

(jjjjj)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

(kkkkk)

“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(lllll)

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(mmmmm)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(nnnnn)

“Terminating Party” shall have the meaning ascribed to such term in Section 3(a) of Schedule I;

(ooooo)

“Transaction” means and refers to the Arrangements collectively;

(ppppp)

“TSX” means the Toronto Stock Exchange;

(qqqqq)

“TSX-V” means the TSX Venture Exchange;

(rrrrr)

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(sssss)

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(ttttt)

“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

1.02

Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.03

Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.04

Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.05

Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.06

Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.07

Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.08

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.09

Knowledge

Where the phrases “to the knowledge of New Gold” or “to New Gold’s knowledge” or “to the knowledge of Metallica” or “to Metallica’s knowledge” or “to the knowledge of Peak” or “to Peak’s knowledge” are used: (i) in respect of New Gold, Metallica or Peak, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of New Gold, the collective actual knowledge of Clifford Davis, Paul Martin and John Pitcher;  and (B) in the case of Metallica, the collective actual knowledge of the senior management of Metallica; and (ii) in the case of Peak, the collective and actual knowledge of Robert Gallagher and Basil Huxham.

1.10

Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

1.11

Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	BC Plan of Arrangement
B	CBCA Plan of Arrangement
C	List of Metallica Group Companies and Peak Group Companies
D	Covenants
E	Mutual Conditions Precedent
F	Conditions to Obligations of New Gold
G	Conditions to Obligations of Peak
H	Conditions to Obligations of Metallica
I	Covenants Relating to Non-Solicitation and Break Fee

ARTICLE 2
THE ARRANGEMENTS

2.01

Arrangements

(a)

At the Effective Time:

(i)

New Gold shall acquire the outstanding Peak Common Shares for the Peak Share Consideration;

(ii)

the Peak Options and Peak Warrants shall become exerciseable for New Gold Common Shares;

(iii)

New Gold shall transfer the Peak Common Shares to BC Subco; and

(iv)

Peak shall amalgamate with BC Subco and Peak shall be the surviving corporation;

all as set forth in, and subject to the terms of, the BC Plan of Arrangement.

(b)

At the Effective Time:

(i)

New Gold shall acquire the outstanding Metallica Common Shares for the Metallica Share Consideration;

(ii)

the Metallica Options and Metallica Warrants shall become exerciseable for New Gold Common Shares;

(iii)

New Gold shall transfer the Metallica Common Shares to CBCA Subco; and

(iv)

Metallica shall amalgamate with CBCA Subco and Metallica shall be the surviving corporation;

all as set forth in, and subject to the terms of, the CBCA Plan of Arrangement.

(c)

At the Effective Time:

(i)

New Gold shall enter into the Amended and Restated Note Indenture;

(ii)

New Gold shall enter into a supplemental warrant indenture pursuant to section 7.1(h) of the warrant indenture dated as of June 28, 2007, between New Gold and Computershare Trust Company of Canada, in respect of the New Gold Warrants;

(iii)

New Gold shall issue the New Gold Warrants to the Noteholders; and

(iv)

the New Gold Warrants shall become exerciseable for New Gold Common Shares;

all in connection with the Arrangements and this Agreement.

2.02

Effective Date

The Arrangements shall become effective at the respective Effective Times provided in the Plans of Arrangement and neither Arrangement shall become effective unless the other Arrangement becomes effective.

2.03

Board of Directors/Officers

The Board of Directors and Senior Management of New Gold on the Effective Date shall be as follows:  Clifford Davis (Director), Pierre Lassonde (Director), Craig Nelsen (Chairman of the Board and Director), Paul Sweeney (Director), Ian Telfer (Director), Robert Gallagher (Chief Executive Officer and Director) and Basil Huxham (Chief Financial Officer) and New Gold shall take such actions as may be necessary to ensure that the Board of Directors and Senior Management of New Gold is so constituted as and from the Effective Date.

2.04

Consultation

Peak, New Gold and Metallica will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangements and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Peak, New Gold and Metallica shall use its commercially reasonable best efforts to enable each of the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

2.05

Court Proceedings

(a)

Peak shall apply to the Court pursuant to section 291 of the BCBCA for the BC Interim Order and the BC Final Order as follows:

(i)

Within ten (10) days of the date of execution of this Agreement, Peak shall file, proceed with and diligently prosecute an application to the Court for the BC Interim Order which shall request that the BC Interim Order shall provide:

(A)

for the class of persons to whom notice is to be provided in respect of the BC Arrangement and the Peak Meeting and for the manner in which such notice is to be provided;

(B)

that the requisite approval for the Peak Resolution shall be 66 2/3% of the votes cast on the Peak Resolution by the holders of Peak Common Shares present in person or by proxy at the Peak Meeting (the “Peak Shareholder Approval”);

(C)

that in all other respects, the terms, conditions and restrictions of the Peak constating documents, including quorum requirements and other matters, shall apply in respect of the Peak Meeting;

(D)

for the grant of Dissent Rights to the holders of Peak Common Shares;

(E)

for notice requirements with respect to the presentation of the application to the Court for the BC Final Order;

(F)

that the Peak Meeting may be adjourned from time to time by management of Peak without the need for additional approval of the Court;

(G)

that the record date for Peak Shareholders entitled to notice of and to vote at the Peak Meeting will not change in respect of any adjournment(s) of the Peak Meeting; and

(ii)

subject to obtaining the approvals as contemplated by the BC Interim Order and as may be directed by the Court in the BC Interim Order, take all steps necessary or desirable to submit the BC Arrangement to the Court and to apply for the BC Final Order.

(b)

Metallica shall apply to the Court pursuant to Section 192 of the CBCA for the CBCA Interim Order and the CBCA Final Order as follows:

(i)

Within ten (10) days of the date of execution of this Agreement, Metallica shall file, proceed with and diligently prosecute an application to the Court for the CBCA Interim Order which shall request that the CBCA Interim Order shall provide:

(A)

for the class of Persons to whom notice is to be provided in respect of the CBCA Arrangement and the Metallica Meeting and for the manner in which such notice is to be provided;

(B)

that the requisite approval for the Metallica Resolution shall be 66⅔% of the votes cast on the Metallica Resolution by the holders of Metallica Common Shares present in person or by proxy at the Metallica Meeting (the “Metallica Shareholder Approval”);

(C)

that in all other respects, the terms, conditions and restrictions of the Metallica constating documents, including quorum requirements and other matters, shall apply in respect of the Metallica Meeting;

(D)

for the grant of Dissent Rights to the holders of Metallica Common Shares;

(E)

for notice requirements with respect to the presentation of the application to the Court for the CBCA Final Order;

(F)

that the Metallica Meeting may be adjourned from time to time by management of Metallica without the need for additional approval of the Court;

(G)

that the record date for Metallica Shareholders entitled to notice of and to vote at the Metallica Meeting will not change in respect of any adjournment(s) of the Metallica Meeting; and

(ii)

subject to obtaining the approvals as contemplated by the CBCA Interim Order and as may be directed by the Court in the CBCA Interim Order, take all steps necessary or desirable to submit the CBCA Arrangement to the Court and to apply for the CBCA Final Order.

(c)

The applications to the Court in respect of the BC Interim Order and the CBCA Interim Order shall be made concurrently. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications referred to in this Section shall be in a form satisfactory to New Gold, Metallica and Peak, acting reasonably.

2.06

Final Orders

If the BC Interim Order and the CBCA Interim Order are obtained, the Peak Shareholder Approval and the Metallica Shareholder Approval are obtained, as provided for in the BC Interim Order and the CBCA Interim Order, respectively, and the New Gold Shareholder Approval is obtained, then subject to the terms of this Agreement, Peak and Metallica shall, substantially concurrently, apply to the Court for the BC Final Order and the CBCA Final Order, respectively, and diligently pursue such applications.  The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the applications referred to in this Section shall be in a form satisfactory to New Gold, Metallica and Peak, acting reasonably.

2.07

Effecting the Arrangements

(a)

Subject to the rights of termination contained in Section 6.02 hereof, upon the Peak Shareholders providing the Peak Shareholder Approval in accordance with the BC Interim Order, Peak obtaining the BC Final Order and the other conditions contained in Schedules E, F, G and H being complied with or waived, the BC Arrangement shall become effective upon of the Articles of Arrangement in respect of the CBCA Arrangement becoming effective.

(b)

The CBCA Articles of Arrangement shall implement the CBCA Plan of Arrangement. Subject to the rights of termination contained in Section 6.02 hereof, upon the Metallica Shareholders providing the Metallica Shareholder Approval in accordance with the CBCA Interim Order, Metallica obtaining the CBCA Final Order and satisfaction or waiver of the conditions precedent set forth in Schedules E, F, G and H, the Articles of Arrangement shall be filed by Metallica with the Director and from and after the Effective Time, the CBCA Plan of Arrangement shall have all of the effects contemplated by law, including the CBCA provided, however, that the CBCA Arrangement shall not become effective unless the BC Arrangement becomes effective concurrently.

2.08

Closing

The closing of the Arrangements will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 8:00 a.m. (Toronto time) on the Effective Date.

2.09

Canadian Tax Matters

New Gold, Peak and Metallica intend that the amalgamations of Peak with BC Subco and Metallica with CBCA Subco will each qualify as an amalgamation within the meaning of Section 87 of the Tax Act.

2.10

U.S. Tax Matters

New Gold, Peak and Metallica intend to adopt the Arrangements as a “plan of reorganization” within the meaning of Treasury Regulation section 1.368-2(g) and to treat New Gold’s acquisition of Peak and Metallica as “reorganizations” within the meaning of section 368(a)(1) of the Code.  To that end, it is acknowledged that the exchange of securities pursuant to Section 3.01(b) of the BC Plan of Arrangement and Section 3.1(b) of the CBCA Plan of Arrangement, the transfers of Peak Common Shares to BC Subco and Metallica Common Shares to CBCA Subco and the amalgamations of Peak with BC Subco and Metallica with CBCA Subco, in each case with Peak and Metallica surviving, are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein, and each of which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368(a)(1)(A) of the Code and section 368(a)(2)(E) of the Code.  However, New Gold makes no representation or warranty to Peak, Metallica, any Peak Shareholder or Metallica Shareholder, or any holder of Peak or Metallica securities (including without limitation any holder of Peak Options or Metallica Options) regarding the U.S. federal income tax consequences to Peak, Metallica, any Peak Shareholder or Metallica Shareholder, or any holder of Peak securities or Metallica securities of the Arrangements.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.01

Representations and Warranties of New Gold

New Gold hereby represents and warrants to each of Peak and Metallica as follows and hereby acknowledges that each of Peak and Metallica are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction, as follows:

(a)

Organization.  New Gold has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. New Gold is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on New Gold.

(b)

Capitalization.  New Gold is authorized to issue an unlimited number of New Gold Common Shares. As at the date hereof, there were: (i) 36,970,717 New Gold Common Shares outstanding; (ii) options to acquire an aggregate of 2,413,500 New Gold Common Shares outstanding under the New Gold Stock Option Plan and incentive options to acquire another 450,000 New Gold Common Shares (the “New Gold Options”); and (iii) 30,870,409 New Gold Common Shares reserved for issuance upon the exercise of the New Gold Warrants and pursuant to convertible or exchangeable securities or other rights to acquire New Gold Common Shares.  Except as disclosed in writing to each of Peak and Metallica by New Gold, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating New Gold to issue or sell any shares of New Gold or any securities or obligations of any kind convertible into or exchangeable for any shares of New Gold.  All outstanding New Gold Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of New Gold having the right to vote with the New Gold Shareholders on any matter. There are no outstanding contractual obligations of New Gold to repurchase, redeem or otherwise acquire any outstanding New Gold Common Shares or with respect to the voting or disposition of any outstanding New Gold Common Shares.

(c)

Authority.  New Gold has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by New Gold as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by New Gold and the completion by New Gold of the transactions contemplated by this Agreement have been authorized by the directors of New Gold and, subject to obtaining the New Gold Shareholder Approval in the manner contemplated herein, no other corporate proceedings on the part of New Gold are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of New Gold of the New Gold Circular. This Agreement has been executed and delivered by New Gold and constitutes a legal, valid and binding obligation of New Gold, enforceable against New Gold in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed by New Gold, the execution and delivery by New Gold of this Agreement and the performance by New Gold of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles (as defined in the BCBCA) or by-laws (or their equivalent) of New Gold;

(B)

any Law; or

(C)

any contract, agreement, licence or permit to which New Gold is bound or is subject to or of which New Gold is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on New Gold,

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by New Gold to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on New Gold;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of New Gold or restrict, hinder, impair or limit the ability of New Gold to conduct the business of New Gold as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on New Gold; or

(iv)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of New Gold or increase any benefits otherwise payable under any pension or benefits plan of New Gold or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by New Gold  in connection with the execution and delivery of this Agreement or the consummation by New Gold of the transactions contemplated hereby other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) the Competition Act Approval, the filing with the Competition Commission of the United Mexican States and the filing with the Foreign Investment Review Board of Australia; (iii) any other consents, waivers, permits, orders or approvals referred to in the New Gold Disclosure Memorandum; and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(d)

Directors' Approvals.  The board of directors of New Gold has received an opinion from each of GMP Securities L.P. the financial advisors to the board of directors of New Gold, and Macquarie Capital Markets Canada Ltd., that the Transaction is fair, from a financial point of view, to the New Gold Shareholders and the directors of New Gold have unanimously:

(i)

determined that the Transaction is fair to the New Gold Shareholders and is in the best interests of New Gold;

(ii)

recommended that the New Gold Shareholders vote in favour of the New Gold Resolution; and

(iii)

authorized the entering into of this Agreement, and the performance of its provisions, by New Gold.

(e)

New Gold Subsidiaries.  New Gold does not have any Subsidiaries and there are no other corporations or other entities in which New Gold owns a direct or indirect voting or equity interest.

(f)

No Defaults.  Except as disclosed by New Gold, New Gold is not in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by New Gold under any contract, agreement or licence that is material to the conduct of the business of New Gold to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(g)

Absence of Changes.  Since December 31, 2007, except as disclosed by New Gold:

(i)

New Gold has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

New Gold has not incurred or suffered a Material Adverse Effect;

(iii)

there has not been any acquisition or sale by New Gold of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by New Gold of any debt for borrowed money, any creation or assumption by New Gold of any Encumbrance, any making by New Gold of any loan, advance or capital contribution to or investment in any other person or the entering into an amendment of, relinquishment, termination or non-renewal by New Gold of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on New Gold;

(v)

New Gold has not declared or paid any dividends or made any other distribution on any of the New Gold Common Shares;

(vi)

New Gold has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding New Gold Common Shares; and

(vii)

New Gold has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)

Employment Agreements.  Except as disclosed by New Gold:

(i)

New Gold is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of New Gold, that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than 12 times an individual’s monthly salary;

(ii)

New Gold has no employee or consultant whose employment or contract with New Gold cannot be terminated without payment upon a maximum of twelve months' notice; and

(iii)

New Gold is not: (a) a party to any collective bargaining agreement, (b) to the knowledge of New Gold, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) subject to any current, or to the knowledge of New Gold, pending or threatened strike or lockout.

(i)

Financial Matters.  The audited  balance sheets, audited  statement of operations and retained earnings (deficit) and audited  statements of cash flows of New Gold for the financial year ended December 31, 2007 (the “New Gold Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the financial condition of New Gold at the respective dates indicated and the results of operations of New Gold for the periods covered. Except as disclosed by New Gold, New Gold does not have any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited financial statements of New Gold for the year ended December 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the New Gold Property), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on New Gold.

(j)

Books and Records.  The corporate records and minute books of New Gold have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on New Gold.  Financial books and records and accounts of New Gold in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of New Gold; and (iii) accurately and fairly reflect the basis for the financial statements of New Gold.

(k)

Litigation.  Except as disclosed by New Gold and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.01(p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of New Gold, threatened against or relating to New Gold or affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on New Gold.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of New Gold, threatened against or relating to New Gold before any Governmental Entity.  Neither New Gold nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of New Gold to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on New Gold.

(l)

Title to Properties and Condition of Assets.  Except as disclosed by New Gold, applying customary standards in the mining industry, New Gold has sufficient title to or valid leasehold interests in the New Gold Property to operate such property in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on New Gold.  Each lease and agreement granting rights to the New Gold Property is in full force and effect  and constitutes a legal, valid and binding agreement of New Gold and New Gold is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on New Gold.  Furthermore, all real and tangible personal property of New Gold is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on New Gold.

(m)

Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources of New Gold disclosed in the New Gold Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of New Gold from the amounts disclosed publicly by New Gold.

(n)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on New Gold:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of New Gold have been properly and timely paid;

(ii)

all mines and mining-related activities where New Gold is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws.

(o)

Insurance.  New Gold maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)

Environmental.  Except as disclosed by New Gold:

(i)

The New Gold Properties have been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on New Gold.

(ii)

The New Gold Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on New Gold. Neither New Gold, nor, to the knowledge of New Gold, any other person in control of any New Gold Property, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any New Gold Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on New Gold.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the New Gold Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on New Gold.  To the knowledge of New Gold, there are no Hazardous Substances at, in, on, under or migrating from any New Gold Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on New Gold.

(iii)

Neither New Gold nor any other person for whose actions New Gold may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of New Gold, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against New Gold.  To the knowledge of New Gold, no site or facility now or previously owned, operated or leased by New Gold is listed or, to the knowledge of New Gold, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect on New Gold, neither New Gold nor any other person for whose actions New Gold may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the New Gold Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on New Gold; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the New Gold Properties or the assets of New Gold.

(v)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to New Gold and except as disclosed by New Gold, New Gold has not received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)

Tax Matters.  Except as disclosed by New Gold or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to New Gold:

(i)

New Gold has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)

New Gold has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)

The charges, accruals and reserves for Taxes reflected on the New Gold Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP to cover Taxes with respect to New Gold accruing through the date hereof.

(iv)

There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of New Gold, threatened against New Gold that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)

No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to New Gold.

(r)

Pension and Employee Benefits.  New Gold has complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of New Gold, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon New Gold other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on New Gold.

(s)

Reporting Status.  New Gold is a reporting issuer or its equivalent in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The New Gold Common Shares are registered under Section 12(b) of the 1934 Act.  The New Gold Common Shares are  listed on the TSX and AMEX.

(t)

Reports.  Since January 1, 2007, New Gold has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “New Gold Documents”). The New Gold Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over New Gold except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on New Gold. New Gold has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(u)

Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.01(p) above), New Gold has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on New Gold.

(v)

No Cease Trade.  New Gold is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of New Gold, no investigation or other proceedings involving New Gold that may operate to prevent or restrict trading of any securities of New Gold are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)

No Option on Assets.  Except as disclosed in the New Gold Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from New Gold of any of the material assets of New Gold, other than as described or contemplated herein.

(x)

Certain Contracts.  Except as disclosed by New Gold, New Gold is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of New Gold is conducted (ii) limit any business practice of New Gold in any material respect; or (iii) restrict any acquisition or disposition of any property by New Gold in any material respect.

(y)

Foreign Private Issuer.  As of the date hereof, New Gold is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(z)

Investment Company Status.  New Gold is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(aa)

No Broker's Commission.  Except as disclosed in the New Gold Disclosure Memorandum, New Gold has not entered into any agreement that would entitle any person to any valid claim against New Gold for a broker's commission, finder's fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

(bb)

Vote Required.  The only approval of the holders of any class or series of the New Gold Common Shares, New Gold Options or other securities of New Gold necessary to approve this Agreement and the transactions contemplated thereby is the approval of the New Gold Shareholder Resolution by the holders of a majority of the New Gold Common Shares present in person or by proxy at the New Gold Meeting (the “New Gold Shareholder Approval”).

(cc)

Noteholder Extraordinary Resolution.  The Noteholder Extraordinary Resolution was consented to by Noteholders holding the required percentage of outstanding Notes and is in full force and effect, unamended.

3.02

Representations and Warranties of Peak

Peak hereby represents and warrants to each of New Gold and Metallica as follows and hereby acknowledges that they are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction as follows:

(a)

Organization.  Peak and each of the Peak Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Peak and each of the Peak Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Peak.  All of the outstanding shares of the Peak Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. Except as otherwise disclosed in Schedule B hereto, all of the outstanding shares of the Peak Subsidiaries are owned, directly or indirectly, by Peak. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Peak Subsidiary and except as disclosed by Peak, the outstanding shares of each of the Peak Subsidiaries which are owned by Peak are owned free and clear of all Encumbrances and neither Peak nor any of the Peak Subsidiaries is liable to any Peak Subsidiary or to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Peak Subsidiaries from either Peak or any of the Peak Subsidiaries.

(b)

Capitalization.  Peak is authorized to issue an unlimited number of Peak Common Shares. As at the date hereof, there were: (i) 874,074,688 Peak Common Shares outstanding; (ii) options to acquire an aggregate of 30,581,000 Peak Common Shares were outstanding pursuant to the Peak Stock Option Plan (the “Peak Options”); and (iii) Peak Warrants to acquire an aggregate of 291,361,665 Peak Common Shares were outstanding. The Peak Options and Peak Warrants are described in the Peak Disclosure Memorandum. Except for the Peak Options and Peak Warrants and except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Peak or any of the Peak Subsidiaries to issue or sell any shares of Peak or any of the Peak Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Peak or any of the Peak Subsidiaries.  All outstanding Peak Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Peak or any of the Peak Subsidiaries having the right to vote with the Peak Shareholders on any matter. There are no outstanding contractual obligations of Peak or of any of the Peak Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Peak Common Shares or with respect to the voting or disposition of any outstanding Peak Common Shares.

(c)

Authority.  Peak has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Peak as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Peak and the completion by Peak of the transactions contemplated by this Agreement have been authorized by the directors of Peak and, subject to obtaining the Peak Shareholder Approval, the BC Interim Order and the BC Final Order in the manner contemplated herein, no other corporate proceedings on the part of Peak are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Peak of the Peak Circular. This Agreement has been executed and delivered by Peak and constitutes a legal, valid and binding obligation of Peak, enforceable against Peak in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed by Peak, the execution and delivery by Peak of this Agreement and the performance by Peak of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles or by-laws (or their equivalent) of Peak or any of the Peak Subsidiaries;

(B)

any Law; or

(C)

any contract, agreement, licence or permit to which Peak or any of the Peak Subsidiaries is bound or is subject to or of which Peak or any of the Peak Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Peak, and

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Peak or any of the Peak Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Peak;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Peak or any of the Peak Subsidiaries or restrict, hinder, impair or limit the ability of Peak or any of the Peak Subsidiaries to conduct the business of Peak or any of the Peak Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Peak; or

(iv)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Peak or any Peak Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Peak or any Peak Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Peak or any of the Peak Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Peak of the transactions contemplated hereby other than: (i) any approvals required by the BC Interim Order; (ii) any approvals required by the BC Final Order; (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) the Competition Act Approval, the filing with the Competition Commission of the United Mexican States and the filing with the Foreign Investment Review Board of Australia; (v) any other consents, waivers, permits, orders or approvals referred to in the Peak Disclosure Memorandum; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Peak.

(d)

Directors' Approvals.  The board of directors of Peak has received an opinion from Paradigm Capital Inc., the financial advisors to the board of directors of Peak, that the Peak Share Consideration is fair, from a financial point of view, to the Peak Shareholders and the directors of Peak have unanimously:

(i)

determined that the Peak Share Consideration is fair to the Peak Shareholders and the Transaction is in the best interests of Peak;

(ii)

recommended that the Peak Shareholders vote in favour of the Peak Resolution; and

(iii)

authorized the entering into of this Agreement, and the performance of its provisions, by Peak.

(e)

Peak Subsidiaries.  The only Subsidiaries of Peak are the Peak Subsidiaries and Peak does not own a direct or indirect voting or equity interest of greater than 25% in any other corporation.

(f)

No Defaults.  Except as disclosed by Peak, neither Peak nor any of the Peak Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Peak or any of the Peak Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of Peak or any of the Peak Subsidiaries to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Peak.

(g)

Absence of Changes.  Since December 31, 2007, except as disclosed by Peak:

(i)

Peak and each of the Peak Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

neither Peak nor any of the Peak Subsidiaries has incurred or suffered a Material Adverse Effect;

(iii)

there has not been any acquisition or sale by Peak or any of the Peak Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Peak or any of the Peak Subsidiaries of any debt for borrowed money, any creation or assumption by Peak or any of the Peak Subsidiaries of any Encumbrance, any making by Peak or any of the Peak Subsidiaries of any loan, advance or capital contribution to or investment in any other person (other than: (a) loans and advances in an aggregate amount that does not exceed $750,000 outstanding at any time; and (b) loans made to other Peak Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Peak or any of the Peak Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Peak;

(v)

Peak has not declared or paid any dividends or made any other distribution on any of the Peak Common Shares;

(vi)

Peak has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Peak Common Shares; and

(vii)

Peak has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)

Employment Agreements.  Other than as disclosed by Peak in the Peak Disclosure Memorandum:

(i)

neither Peak nor any of the Peak Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Peak or any of the Peak Subsidiaries that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than 12 times an individual’s monthly salary;

(ii)

neither Peak nor any of the Peak Subsidiaries has any employee or consultant whose employment or contract with Peak or the Peak Subsidiary, respectively, cannot be terminated without payment upon a maximum of twelve months' notice; and

(iii)

neither Peak nor any of the Peak Subsidiaries: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Peak, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Peak, pending or threatened strike or lockout.

(i)

Financial Matters.  The audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Peak for the thirteen month period ended December 30, 2007 and the fiscal year ended November 31, 2006 (the “Peak Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Peak at the respective dates indicated and the results of operations of Peak for the periods covered on a consolidated basis. Except as disclosed by Peak, neither Peak nor any of the Peak Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Peak for the thirteen month period ended December 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Peak Properties), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Peak.

(j)

Books and Records.  The corporate records and minute books of Peak and the Peak Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Peak.  Financial books and records and accounts of Peak and the Peak Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Peak and the Peak Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Peak.

(k)

Litigation.  Except as disclosed by Peak and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.02 (p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Peak, threatened against or relating to Peak or any of the Peak Subsidiaries, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Peak.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Peak, threatened against or relating to Peak or any of the Peak Subsidiaries or, to the knowledge of Peak, before any Governmental Entity. Neither Peak nor any of the Peak Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Peak or the Peak Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Peak.

(l)

Title to Properties and Condition of Assets.  Except as disclosed by Peak, applying customary standards in the mining industry, Peak and each of the Peak Subsidiaries has sufficient title to or valid leasehold interests in the Peak Properties to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Peak.  Each lease and agreement granting rights to the Peak Properties is in full force and effect and constitutes a legal, valid and binding agreement of Peak and the Peak Subsidiaries and neither Peak nor the Peak Subsidiaries is in violation of, breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Peak.  Furthermore, all real and tangible personal property of Peak and each of the Peak Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect or Peak.

(m)

Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources of Peak and the Peak Subsidiaries disclosed in the Peak Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Peak or the Peak Subsidiaries, taken as a whole, from the amounts disclosed publicly by Peak.

(n)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Peak:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Peak and the Peak Subsidiaries have been properly and timely paid;

(ii)

all (A) mines and mining-related activities where Peak or a Peak Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Peak or a Peak Subsidiary or lands pooled or unitized therewith, which have been abandoned by Peak or any Peak Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(o)

Insurance.  Peak maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)

Environmental.  Except as disclosed by Peak in the Peak Disclosure Memorandum:

(i)

Peak and each of the Peak Subsidiaries is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Peak.

(ii)

The Peak Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Peak. Neither Peak nor the Peak Subsidiaries or, to the knowledge of Peak or any other person in control of any Peak Property, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Peak Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Peak.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Peak Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Peak.  To the knowledge of Peak, there are no Hazardous Substances at, in, on, under or migrating from any Peak Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Peak.

(iii)

Neither Peak nor the Peak Subsidiaries or any other person for whose actions Peak or any Peak Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Peak, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Peak or any of the Peak Subsidiaries.  To the knowledge of Peak, no site or facility now or previously owned, operated or leased by Peak or any of the Peak Subsidiaries is listed or, to the knowledge of Peak, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Peak, neither Peak nor the Peak Subsidiaries nor any other person for whose actions Peak or any Peak Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Peak Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Peak; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Peak Properties or the assets of Peak or the Peak Subsidiaries.

(v)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Peak and except as disclosed by Peak, neither Peak nor the Peak Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)

Tax Matters.  Except as disclosed by Peak or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Peak:

(i)

Peak and each of the Peak Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)

Peak and each of the Peak Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)

The charges, accruals and reserves for Taxes reflected on the Peak Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP to cover Taxes with respect to Peak and the Peak Subsidiaries (to the extent that such entitles are consolidated in the Peak Financial Statements) accruing through the date hereof.

(iv)

There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Peak, threatened against any of Peak or the Peak Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)

No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Peak or any of the Peak Subsidiaries.

(r)

Pension and Employee Benefits.  Peak and the Peak Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Peak or the Peak Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Peak or the Peak Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Peak.

(s)

Reporting Status.  Peak is a reporting issuer or its equivalent in each of the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and Prince Edward Island. The Peak Common Shares and Peak Warrants are listed on the TSX-V.

(t)

Reports.  Since January 1, 2007, Peak has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Peak Documents”). The Peak Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Peak except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Peak. Peak has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.  None of the Peak Subsidiaries are required to file any reports or other documents with any of the Securities Authorities or the TSX-V.

(u)

Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.02(p) above), Peak and the Peak Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Peak.

(v)

No Cease Trade.  Peak is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Peak, no investigation or other proceedings involving Peak that may operate to prevent or restrict trading of any securities of Peak are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)

No Option on Assets.  No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Peak or the Peak Subsidiaries of any of the material assets of Peak or any of the Peak Subsidiaries, other than as described or contemplated herein.

(x)

Certain Contracts.  Except as disclosed in the Peak Disclosure Memorandum, neither Peak nor any of the Peak Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Peak or the Peak Subsidiaries is conducted; (ii) limit any business practice of Peak or any Peak Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any property by Peak or any Peak Subsidiary in any material respect.

(y)

Foreign Private Issuer.  As of the date hereof, Peak is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(z)

Investment Company Status.  Peak is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(aa)

No Broker's Commission.  Peak has not entered into any agreement that would entitle any person to any valid claim against Peak for a broker's commission, finder's fee or any like payment in respect of the BC Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Peak.

(bb)

Vote Required.  The only approval of the holders of any class or series of the Peak Common Shares, Peak Options or other securities of Peak necessary to approve the BC Arrangement and the transactions contemplated hereof or thereby is, subject to the BC Interim Order, the Peak Shareholder Approval.

3.03

Representations and Warranties of Metallica

Metallica hereby represents and warrants to each of New Gold and Peak as follows and hereby acknowledges that they are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction as follows:

(a)

Organization.  Metallica and each of the Metallica Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Metallica and each of the Metallica Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Metallica.  All of the outstanding shares of the Metallica Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. Except as otherwise disclosed in Schedule C hereto, all of the outstanding shares of the Metallica Subsidiaries are owned, directly or indirectly, by Metallica. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Metallica Subsidiary and except as disclosed by Metallica, the outstanding shares of each of the Metallica Group Companies which are owned by Metallica are owned free and clear of all Encumbrances and neither Metallica nor any of the Metallica Group Companies is liable to any Metallica Group Company or to any creditor in respect thereof.  Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Metallica Subsidiaries from either Metallica or any of the Metallica Subsidiaries.

(b)

Capitalization.  Metallica is authorized to issue an unlimited number of Metallica Common Shares. As at the date hereof, there were: (i) 96,428,478 Metallica Common Shares outstanding pursuant to the Metallica Stock Option Plan; (ii) options to acquire an aggregate of 2,770,352 Metallica Common Shares were outstanding (the “Metallica Options”); (iii) Metallica Warrants to acquire an aggregate of 19,840,810 Metallica Common Shares were outstanding, and (iv) an aggregate of 152,998 Metallica Common Shares were reserved for issuance under the Metallica Restricted Unit Plan. Except as disclosed in the Metallica Disclosure Memorandum, the Metallica Options and Metallica Warrants are described in the Metallica Disclosure Memorandum. Except for the Metallica Options and Metallica Warrants and except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Metallica or any of the Metallica Subsidiaries to issue or sell any shares of Metallica or any of the Metallica Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Metallica or any of the Metallica Subsidiaries.  All outstanding Metallica Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Metallica or any of the Metallica Subsidiaries having the right to vote with the Metallica Shareholders on any matter. There are no outstanding contractual obligations of Metallica or of any of the Metallica Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Metallica Common Shares or with respect to the voting or disposition of any outstanding Metallica Common Shares.

(c)

Authority.  Metallica has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Metallica as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Metallica and the completion by Metallica of the transactions contemplated by this Agreement have been authorized by the directors of Metallica and, subject to obtaining the Metallica Shareholder Approval, the CBCA Interim Order and the CBCA Final Order in the manner contemplated herein, no other corporate proceedings on the part of Metallica are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Metallica of the Metallica Circular. This Agreement has been executed and delivered by Metallica and constitutes a legal, valid and binding obligation of Metallica, enforceable against Metallica in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed by Metallica, the execution and delivery by Metallica of this Agreement and the performance by Metallica of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)

the articles, Notice of Articles or by-laws (or their equivalent) of Metallica or any of the Metallica Subsidiaries;

(B)

any Law; or

(C)

any contract, agreement, licence or permit to which Metallica or any of the Metallica Subsidiaries is bound or is subject to or of which Metallica or any of the Metallica Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Metallica,

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Metallica or any of the Metallica Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Metallica;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Metallica or any of the Metallica Subsidiaries or restrict, hinder, impair or limit the ability of Metallica or any of the Metallica Subsidiaries to conduct the business of Metallica or any of the Metallica Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Metallica; or

(iv)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Metallica or any Metallica Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Metallica or any Metallica Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Metallica or any of the Metallica Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Metallica of the transactions contemplated hereby other than: (i) any approvals required by the CBCA Interim Order; (ii) any approvals required by the CBCA Final Order; (iii) filings required under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) the Competition Act Approval, the filing with the Competition Commission of the United Mexican States and the filing with the Foreign Investment Review Board of Australia (v) any other consents, waivers, permits, orders or approvals referred to in the Metallica Disclosure Memorandum; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Metallica.

(d)

Directors' Approvals.  The board of directors of Metallica has received an opinion from Canaccord Capital Corporation, the financial advisors to the board of directors of Metallica, that the Metallica Share Exchange Ratio is fair, from a financial point of view, to the Metallica Shareholders and the directors of Metallica have unanimously:

(i)

determined that the Metallica Share Exchange Ratio is fair to the Metallica Shareholders and the Transaction is in the best interests of Metallica;

(ii)

recommended that the Metallica Shareholders vote in favour of the Metallica Resolution; and

(iii)

authorized the entering into of this Agreement, and the performance of its provisions, by Metallica.

(e)

Metallica Subsidiaries.  The only Subsidiaries of Metallica are the Metallica Subsidiaries and Metallica does not own a direct or indirect voting or equity interest of greater than 25% in any other corporation.

(f)

No Defaults.  Except as disclosed by Metallica, neither Metallica nor any of the Metallica Subsidiaries is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Metallica or any of the Metallica Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of Metallica or any of the Metallica Subsidiaries to which any of them is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Metallica.

(g)

Absence of Changes.  Since December 31, 2007, except as disclosed by Metallica:

(i)

Metallica and each of the Metallica Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)

neither Metallica nor any of the Metallica Subsidiaries has incurred or suffered a Material Adverse Effect;

(iii)

there has not been any acquisition or sale by Metallica or any of the Metallica Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Metallica or any of the Metallica Subsidiaries of any debt for borrowed money, any creation or assumption by Metallica or any of the Metallica Subsidiaries of any Encumbrance, any making by Metallica or any of the Metallica Subsidiaries or of any loan, advance or capital contribution to or investment in any other person (other than: (a) loans and advances in an aggregate amount that does not exceed $750,000 outstanding at any time; and (b) loans made to other Metallica Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Metallica or any of the Metallica Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Metallica;

(v)

Metallica has not declared or paid any dividends or made any other distribution on any of the Metallica Common Shares;

(vi)

Metallica has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Metallica Common Shares;

(vii)

Metallica has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)

Employment Agreements.  Other than as disclosed by Metallica:

(i)

neither Metallica nor any of the Metallica Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Metallica or any of the Metallica Subsidiaries that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than 12 times an individual’s monthly salary;

(ii)

neither Metallica nor any of the Metallica Subsidiaries has any employee or consultant whose employment or contract with Metallica or the Metallica Subsidiary, respectively, cannot be terminated without payment upon a maximum of twelve months' notice; and

(iii)

neither Metallica nor any of the Metallica Subsidiaries: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Metallica, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Metallica, pending or threatened strike or lockout.

(i)

Financial Matters.  The audited consolidated balance sheets, audited consolidated statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Metallica for the fiscal years ended December 31, 2007 and 2006 (the “Metallica Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Metallica at the respective dates indicated and the results of operations of Metallica for the periods covered on a consolidated basis. Except as disclosed by Metallica, neither Metallica nor any of the Metallica Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Metallica for the year ended December 31, 2007, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Metallica Properties), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Metallica.

(j)

Books and Records.  The corporate records and minute books of Metallica and the Metallica Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Metallica.  Financial books and records and accounts of Metallica and the Metallica Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Metallica and the Metallica Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Metallica.

(k)

Litigation.  Except as disclosed by Metallica and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.03(p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Metallica, threatened against or relating to Metallica or any of the Metallica Subsidiaries, or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Metallica.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Metallica, threatened against or relating to Metallica or any of the Metallica Subsidiaries before any Governmental Entity. Neither Metallica nor any of the Metallica Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Metallica or the Metallica Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Metallica.

(l)

Title to Properties and Condition of Assets.  Except as disclosed by Metallica, applying customary standards in the mining industry, Metallica and each of the Metallica Subsidiaries has sufficient title to or valid leasehold interests in the Metallica Properties to operate such properties in the ordinary course and consistent with past practices, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Metallica.  Each lease and agreement granting rights to the Metallica Properties is in full force and effect  and constitutes a legal, valid and binding agreement of Metallica and the Metallica Subsidiaries and neither Metallica nor the Metallica Subsidiaries is in violation of, breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Metallica.  Furthermore, all real and tangible personal property of Metallica and each of the Metallica Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect or Metallica.

(m)

Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources of Metallica and the Metallica Subsidiaries disclosed in the Metallica Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws.  There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Metallica or the Metallica Subsidiaries, taken as a whole, from the amounts disclosed publicly by Metallica.

(n)

Operational Matters.  Except as would not reasonably be expected to have a Material Adverse Effect on Metallica:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Metallica and the Metallica Subsidiaries have been properly and timely paid or accrued;

(ii)

all (A) mines and mining-related activities where Metallica or a Metallica Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Metallica or a Metallica Subsidiary or lands pooled or unitized therewith, which have been abandoned by Metallica or any Metallica Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(o)

Insurance.  Metallica maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)

Environmental.  Except as disclosed by Metallica:

(i)

Metallica and each of the Metallica Subsidiaries is and has been operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Metallica.

(ii)

The Metallica Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Metallica. Neither Metallica nor the Metallica Subsidiaries or, to the knowledge of Metallica any other person in control of any Metallica Property, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Metallica Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Metallica.  All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Metallica Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Metallica.  To the knowledge of Metallica, there are no Hazardous Substances at, in, on, under or migrating from any Metallica Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Metallica.

(iii)

Neither Metallica nor the Metallica Subsidiaries or any other person for whose actions Metallica or any Metallica Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Metallica, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Metallica or any of the Metallica Subsidiaries.  To the knowledge of Metallica, no site or facility now or previously owned, operated or leased by Metallica or any of the Metallica Subsidiaries is listed or, to the knowledge of Metallica, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Metallica, neither Metallica nor the Metallica Subsidiaries nor any other person for whose actions Metallica or any Metallica Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Metallica Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Metallica; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Metallica Properties or the assets of Metallica or the Metallica Subsidiaries.

(v)

Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Metallica and except as disclosed by Metallica, neither Metallica nor the Metallica Subsidiaries has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(q)

Tax Matters.  Except as disclosed by Metallica or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Metallica:

(i)

Metallica and each of the Metallica Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)

Metallica and each of the Metallica Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)

The charges, accruals and reserves for Taxes reflected on the Metallica Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP to cover Taxes with respect to Metallica and the Metallica Subsidiaries (to the extent that such entitles are consolidated in the Metallica Financial Statements) accruing through the date hereof.

(iv)

There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Metallica, threatened against any of Metallica or the Metallica Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)

No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Metallica or any of the Metallica Subsidiaries.

(r)

Pension and Employee Benefits.  Metallica and the Metallica Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Metallica or the Metallica Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Metallica or the Metallica Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Metallica.

(s)

Reporting Status.  Metallica is a reporting issuer or its equivalent in each of the provinces of British Columbia, Alberta, Ontario and Quebec. The Metallica Common Shares are listed on the TSX and AMEX and certain of the Metallica Warrants are listed on the TSX.

(t)

Reports.  Since January 1, 2007, Metallica has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Metallica Documents”). The Metallica Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Metallica except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Metallica. Metallica has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.  None of the Metallica Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the TSX or AMEX.

(u)

Compliance with Laws.  Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.03 (p) above), Metallica and the Metallica Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Metallica.

(v)

No Cease Trade.  Metallica is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Metallica, no investigation or other proceedings involving Metallica that may operate to prevent or restrict trading of any securities of Metallica are currently in progress or pending before any applicable stock exchange or Securities Authority.

(w)

No Option on Assets.  No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Metallica or the Metallica Subsidiaries of any of the material assets of Metallica or any of the Metallica Subsidiaries, other than as described or contemplated herein.

(x)

Certain Contracts.  Except as disclosed in the Metallica Disclosure Memorandum, either Metallica nor any of the Metallica Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Metallica or the Metallica Subsidiaries is conducted; (ii) limit any business practice of Metallica or any Metallica Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any property by Metallica or any Metallica Subsidiary in any material respect.

(y)

Foreign Private Issuer.  As of March 27, 2008, Metallica is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(z)

Investment Company Status.  Metallica is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(aa)

No Broker's Commission.  Metallica has not entered into any agreement that would entitle any person to any valid claim against Metallica for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Metallica.

(bb)

Vote Required.  The only votes of the holders of any class or series of the Metallica Common Shares, Metallica Options or other securities of Metallica necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the CBCA Interim Order, the Metallica Shareholder Approval.

3.04

Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date.  Any investigation by New Gold, Peak or Metallica and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS

4.01

Covenants of New Gold, Peak and Metallica

Each of the Parties hereby covenant as set forth in Schedule D hereof.

4.02

Indemnification and Insurance

(a)

New Gold hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Metallica, Peak and the Metallica Subsidiaries and Peak Subsidiaries provided in the current articles or by-laws of Metallica, Peak or Metallica Subsidiaries or Peak Subsidiaries or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Metallica, Peak and any Metallica Subsidiary or Peak Subsidiary shall survive the completion of the Arrangements (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and New Gold undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)

Metallica shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Metallica Subsidiaries for the purpose of this Section 4.02 and this Section 4.02 shall survive the execution and delivery of this Agreement and the completion of the Arrangements and shall be enforceable against New Gold by the persons described in subsection (a) hereof.

(c)

Peak shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Peak Subsidiaries for the purpose of this Section 4.02 and this Section 4.02 shall survive the execution and delivery of this Agreement and the completion of the Arrangements and shall be enforceable against New Gold by the persons described in subsection (a) hereof.

ARTICLE 5
CONDITIONS

5.01

Mutual Conditions

The respective obligations of the Parties to complete the transactions contemplated herein are subject to the fulfillment of the conditions set forth in Schedules E, F, G and H hereto.

5.02

Notice and Cure Provisions

Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)

cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)

result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)

result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in Schedules E, F, G and H hereto, as the case may be.

Subject as herein provided, a Party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Schedules E, F, G and H hereto, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the Party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the New Gold Meeting, the Metallica Meeting or the Peak Meeting, the relevant Meetings shall be adjourned or postponed until the expiry of such period.

5.03

Merger of Conditions

The conditions set out in Schedules E, F, G and H hereto shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6
NON-SOLICITATION AND TERMINATION

6.01

Covenant Regarding Non-Solicitation

The Parties covenant as set forth in Schedule I.

6.02

Termination

Except for Section 4 of Schedule I to this Agreement, this Agreement may be terminated at any time:

(a)

by mutual written agreement between New Gold, Peak and Metallica;

(b)

by New Gold, Peak or Metallica if: (i) the board of directors of any other Party shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Transaction (in accordance with Section 2 or 3 of Schedule I); or (ii) the board of directors of any Party shall have approved or recommended an Acquisition Proposal; or (iii) any other Party shall have entered into a definitive agreement with respect to a Superior Proposal;

(c)

by any Party in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule I and the payment of the Termination Payment required to be paid pursuant to Section 4 of Schedule I; provided for greater certainty, that any such termination shall terminate this Agreement for all Parties;

(d)

by New Gold, Peak or Metallica if the required approval of shareholders shall not have been obtained at the New Gold Meeting, the Peak Meeting or the Metallica Meeting;

(e)

by any Party if any condition precedent to its obligations has not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline; or

(f)

by New Gold, Peak or Metallica if there is a material breach by any other Party of its covenants under this Agreement.

ARTICLE 7
AMENDMENT

7.01

Amendment

This Agreement may, at any time and from time to time before or after the holding of the New Gold Meeting, Peak Meeting or the Metallica Meeting be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, further notice to or authorization on the part of the New Gold Shareholders, Peak Shareholders or the Metallica Shareholders and any such amendment may, without limitation:

(a)

change the time for the performance of any of the obligations or acts of any Party hereto;

(b)

waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)

waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Peak Meeting, the Peak Share Consideration shall not be amended without the approval of the Peak Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; (ii) following the Metallica Meeting, the Metallica Share Consideration shall not be amended without the approval of the Metallica Shareholders given in the same manner as required for the approval of the CBCA Arrangement or as may be ordered by the Court; and (iii) this Agreement and the Plan of Arrangement may be amended in accordance with the BC Final Order or the CBCA Final Order but, in the event that the terms of the BC Final Order or the CBCA Final Order require any such amendment, the rights of the parties hereto under Section 7.02 hereof shall remain unaffected.

7.02

Mutual Understanding Regarding Amendments

(a)

In addition to the transactions contemplated hereby or at the request of a Party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Peak, the Peak Shareholders, the Peak Subsidiaries, Metallica, the Metallica Shareholders, the Metallica Subsidiaries and New Gold as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangements in any material way.

(b)

The parties hereto mutually agree that, if a party hereto proposes any other amendment or amendments to this Agreement or to either of them, the Plans of Arrangement, Peak, Metallica and New Gold will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced or the completion of the Transaction will not be delayed by reason of any such amendment they will co-operate in a reasonable fashion with the Party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Peak Shareholders or the Metallica Shareholders, as the case may be.

ARTICLE 8
GENERAL

8.01

Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)

if to New Gold:

New Gold Inc.

70 University Avenue, Suite 1460

Toronto, Ontario M5J 2M4

Attention:

John Pitcher, General Counsel & Secretary

Facsimile:

(416) 977-5406

With a copy to:

Fraser Milner Casgrain LLP

39th Floor, First Canadian Place

100 King Street West

Toronto, ON M5X 1B2

Attention:

John Sabine

Facsimile:

(416) 863-4592

(b)

if to Metallica:

Metallica Resources Inc.

c/o Metallica Management Inc.

12200 E. Briarwood Avenue

Suite 165

Centennial, Colorado

80112

Attention:

Richard J. Hall, President and Chief Executive Officer

Facsimile:

(303) 796-0265

With a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:

Jay Kellerman

Facsimile:

(416) 947-0866

(c)

if to Peak :

Peak Gold Ltd.

Suite 3110 – 666 Burrard St.

Vancouver, British Columbia

V6C 2X8

Attention:

Susan Toews, Corporate Secretary

Facsimile:

(604) 696-4110

with a copy to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza - 40 King Street West

Toronto, Ontario  M5H 3C2

Attention:

Paul M. Stein

Facsimile:

(416) 350-6949

8.02

Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party or parties hereto irreparable harm.  Each Party agrees that it will not request that the court find that its breach or threatened breach has not or will not cause the other parties irreparable harm and no Party will lend assistance to such a request.  The Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Peak and/or Metallica (if New Gold is the breaching Party) or New Gold and/or Metallica (if Peak is the breaching Party) or New Gold and/or Peak (if Metallica is the breaching party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance.   Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Parties irreparable harm and no Party will lend assistance to such position.  Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief.  Without limiting the generality of the foregoing, the Parties hereto acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party or Parties seeking such relief.  Subject to any other provision hereof including, without limitation, Section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties hereto.

8.03

Expenses

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Peak Meeting, the Metallica Meeting and the New Gold Meeting and the preparation and mailing of the Proxy Circular for Peak, the Proxy Circular for Metallica and the Proxy Circular for New Gold, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.

8.04

Time of the Essence

Time shall be of the essence in this Agreement.

8.05

Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.06

Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plans of Arrangement.

8.07

Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.08

Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.09

Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.

8.10

No Personal Liability

(a)

No director or officer of Peak shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to New Gold or Metallica under this Agreement or any other document delivered in connection with this Agreement or the Arrangements by or on behalf of Peak.

(b)

No director or officer of New Gold shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Peak or Metallica under this Agreement or any other document delivered in connection with this Agreement or the Arrangements by or on behalf of New Gold.

(c)

No director or officer of Metallica shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Peak or New Gold under this Agreement or any other document delivered in connection with this Agreement or the Arrangements by or on behalf of Metallica.

8.11

Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

NEW GOLD INC.
Per:

/s/ Clifford J. Davis
Name:	Clifford J. Davis
Title:	President and Chief Executive Officer

PEAK GOLD LTD.
Per:

/s/ Robert Gallagher
Name:	Robert Gallagher
Title:	President and Chief Executive Officer

METALLICA RESOURCES INC.
Per:

/s/ Bradley J. Blacketor
Name:	Bradley J. Blacketor
Title:	Vice President and Chief Financial Officer

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01  Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“BC Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Business Combination Agreement, the provisions hereof or at the direction of the Court in the BC Final Order;

(b)

“BC Final Order” means the final order of the Court made in connection with the approval of  the BC Arrangement, including all amendments thereto made prior to the Effective Time;

(c)

“BC Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA in connection with the BC Arrangement, including any amendment thereto;

(d)

“BC Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(e)

“BC Subco” means a wholly owned subsidiary of New Gold to be incorporated under the BCBCA prior to the Effective Date;

(f)

“Business Combination Agreement” means the business combination arrangement agreement dated as of May 9, 2008 among New Gold Inc., Peak Gold Ltd. and Metallica Resources Inc., as amended, amended and restated or supplemented prior to the Effective Date;

(g)

“BCBCA” means the Business Corporations Act (British Columbia);

(h)

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(i)

“Canadian Resident” means a beneficial owner of Peak Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(j)

“Court” means the Supreme Court of British Columbia;

(k)

“CRA” means the Canada Revenue Agency;

(l)

“Depositary” means Computershare Trust Company or any other trust company, bank or financial institution agreed to in writing between New Gold and Peak for the purpose of, among other things, exchanging certificates representing Peak Common Shares for New Gold Common Shares in connection with the BC Arrangement;

(m)

“Dissent Right” shall have the meaning ascribed thereto in Article 4.01;

(n)

“Dissenting Shareholder” means a registered holder of Peak Common Shares who dissents in respect of the BC Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Peak Common Shares;

(o)

“Effective Date” means the date designated by New Gold and Peak by notice in writing as the effective date of the BC Arrangement, after all of the conditions to the completion of the BC Arrangement as set out in the Business Combination Agreement and the BC Final Order have been satisfied or waived;

(p)

“Effective Time” means ● on the Effective Date;

(q)

“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(r)

“Eligible Non-Resident” means a beneficial owner of Peak Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Peak Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(s)

“Former Peak Shareholders” means the holders of Peak Common Shares immediately prior to the Effective Time;

(t)

“New Gold” means New Gold Ltd., a corporation existing under the BCBCA;

(u)

“New Gold Common Shares” means the common shares in the authorized share capital of New Gold;

(v)

“New Gold Stock Option In-The-Money Amount” in respect of a Peak Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the New Gold Common Shares that a holder is entitled to acquire on exercise of the Peak Option at and from the Effective Time exceeds the amount payable to acquire such shares;

(w)

“Peak” means Peak Gold Ltd., a company existing under the BCBCA;

(x)

“Peak Common Shares” means the issued and outstanding common shares of Peak;

(y)

“Peak Meeting” means the special meeting of the holders of Peak Common Shares held to consider and approve, among other things, the BC Arrangement;

(z)

“Peak Options” means the outstanding options to purchase Peak Common Shares issued pursuant to the Peak Stock Option Plan and otherwise;

(aa)

“Peak Share Consideration” or “Peak Share Exchange Ratio” means 0.1 of a New Gold Common Share plus $0.0001 in cash for each Peak Common Share;

(bb)

“Peak Stock Option Plan” means the Incentive Stock Option Plan of Peak dated April 13, 2006;

(cc)

“Peak Stock Option In-The-Money Amount” in respect of a Peak Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Peak Common Shares that a holder is entitled to acquire on exercise of the Peak Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

(dd)

“Peak Warrants” means the warrants to purchase Peak Common Shares governed by the Peak Warrant Indentures;

(ee)

“Peak Warrant Indentures” means: (a) the amended and restated warrant indenture dated August 1, 2007 between Peak and Computershare Trust Company, as warrant agent; and (b) the warrant indenture dated November 28, 2007 between Peak and Computershare Trust Company, as warrant agent;

(ff)

“Section 85 Election” shall have the meaning ascribed thereto in Section 3.02(c);

(gg)

 “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(hh)

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

 Section 1.02  Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

 Section 1.03  Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04  Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05  Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06  Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

ARTICLE TWO
BUSINESS COMBINATION AGREEMENT

 Section 2.01  Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the BC Arrangement, which shall occur in the order set forth herein.

ARTICLE THREE
ARRANGEMENT

 Section 3.01  Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Peak Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to New Gold and New Gold shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hererof, and the name of such holder shall be removed from the central securities register as a holder of Peak Common Shares and New Gold shall be recorded as the registered holder of the Peak Common Shares so transferred and shall be deemed to be the legal owner of such Peak Common Shares;

(b)

each Peak Common Share held by a Former Peak Shareholder (other than a Dissenting Shareholder or New Gold or any subsidiary of New Gold) shall be transferred to New Gold and in consideration therefor New Gold shall issue and pay the Peak Share Consideration for each Peak Common Share, subject to Sections 3.03, 3.04 and Article 5 hereof;

(c)

(A) in accordance with the terms of the Peak Stock Option Plan, each holder of a Peak Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder’s Peak Options, in lieu of each Peak Common Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of New Gold Common Shares having an aggregate value equal to the value of the Peak Share Consideration; and (B) such Peak Option shall continue to be governed by and be subject to the terms of the Peak Stock Option Plan and any applicable agreement thereunder. If the adjustment to the Peak Options contemplated by this paragraph results in a disposition of Peak Options for options to acquire New Gold Common Shares or “new” Peak Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the New Gold Stock Option In-The-Money Amount in respect of a Peak Option exceeds the Peak Stock Option In-The-Money Amount in respect of the Peak Option, the number of New Gold Common Shares which may be acquired on exercise of the Peak Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the New Gold Stock Option In-The-Money Amount in respect of the Peak Option does not exceed the Peak Stock Option In-The-Money Amount in respect of the Peak Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.  In addition, each Peak Option held by a director of Peak who ceases to be a director of Peak on the Effective Date shall be deemed to have been amended to provide that such option shall not expire until 12 months after the holder of such Peak Option ceased to be eligible to hold Peak Options;

(d)

(A) in accordance with the terms of the Peak Warrant Indentures, each holder of a Peak Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder’s Peak Warrant, in lieu of each Peak Common Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the Peak Share Consideration; and (B) such Peak Warrant shall continue to be governed by and be subject to the terms of the applicable Peak Warrant Indenture;

(e)

each Peak Common Share acquired by New Gold pursuant to Sections 3.01(a) and (b) hereof shall be transferred to BC Subco in consideration of the issue by BC Subco to New Gold of one common share of BC Subco for each Peak Common Share so transferred;

(f)

the stated capital in respect of the Peak Common Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)

Peak will file an election with the CRA, to be effective prior to the merger described in Section 3.01(h) hereof, to cease to be a public corporation for the purposes of the Tax Act;

(h)

Peak and BC Subco shall merge to form one corporate entity (the “Merged Company”) with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the legal existence of Peak shall not cease and Peak shall survive the merger;

(i)

without limiting the generality of Section 3.01(h), the separate legal existence of BC Subco shall cease without BC Subco being liquidated or wound up; Peak and BC Subco will continue as one company; and the property of BC Subco will become the property of Peak;

(j)

from and after the Effective Date, at the time of the step contemplated in Section 3.01(h):

(i)

Peak will own and hold all property of Peak and BC Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all liabilities and obligations of Peak and BC Subco, whether arising  by contract or otherwise, may be enforced against Peak to the same extent as if such obligations had been incurred or contracted by it;

(ii)

Peak will continue to be liable for all of the liabilities and obligations of Peak and BC Subco;

(iii)

all rights, contracts, permits and interests of Peak and BC Subco will continue as rights, contracts, permits and interests of Peak as if BC Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Peak or BC Subco under any such rights, contracts, permits and interests;

(iv)

any existing cause of action, claim or liability to prosecution will be unaffected;

(v)

a civil, criminal or administrative action or proceeding pending by or against either BC Subco or Peak may be continued by or against Peak;

(vi)

a conviction against, or ruling, order or judgment in favour of or against either BC Subco or Peak may be enforced by or against Peak;

(vii)

all of the issued shares of BC Subco will be exchanged for one fully paid and non-assessable Peak Common Share which will be issued by the merged company and such BC Subco shares will be cancelled without any payment of capital in respect thereof;

(viii)

the name of the Merged Company shall be Peak Gold Ltd.;

(ix)

the Merged Company shall be authorized to issue an unlimited number of common shares without par value;

(x)

the articles of the Merged Company shall be substantially in the form of Peak’s articles;

(xi)

the first annual general meeting of the Merged Company will be held within 18 months from the Effective Date;

(xii)

the first directors of the Merged Company following the merger shall be Clifford Davis, Pierre Lassonde, Craig Nelson, Paul Sweeney, Ian Telfer and Robert Gallagher; and

(xiii)

the capital of common shares of the Merged Company will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the shares of BC Subco immediately prior to the merger.

Section 3.02  Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, New Gold shall deliver or arrange to be delivered to the Depositary certificates representing the New Gold Common Shares required to be issued to Former Peak Shareholders and the requisite cash required to be paid to Former Peak Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Peak Shareholders for distribution to such Former Peak Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Former Peak Shareholders shall be entitled to receive delivery of the certificates representing the New Gold Common Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(b) hereof.

(c)

An Eligible Holder whose Peak Common Shares are exchanged for the Peak Share Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of  the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by New Gold, within 90 days after the Effective Date, duly completed with the details of the number of Peak Common Shares transferred and the applicable agreed amounts for the purposes of such joint elections.  New Gold shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority).  Neither Peak, New Gold nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, New Gold or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, New Gold will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

 Section 3.03  No Fractional New Gold Common Shares

No fractional New Gold Common Shares shall be issued to Former Peak Shareholders.  The number of New Gold Common Shares to be issued to Former Peak Shareholders shall be rounded up to the nearest whole New Gold Common Share in the event that a Former Peak Shareholder is entitled to a fractional share representing 0.5 or more of a New Gold Common Share and shall be rounded down to the nearest whole New Gold Common Share in the event that a Former Peak Shareholder is entitled to a fractional share representing less than 0.5 of a New Gold Common Share.

Section 3.04  Fractional Cash Consideration

Any cash consideration owing to a Former Peak Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR
DISSENT RIGHTS

 Section 4.01  Dissent Rights

Pursuant to the Interim Order, holders of Peak Common Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the BC Interim Order and the BC Final Order, with respect to Peak Common Shares in connection with the BC Arrangement, provided that the written objection to the special resolution to approve the BC Arrangement contemplated by Section 242 of the BCBCA must be sent to Peak by holders who wish to dissent at least two days before the Peak Meeting or any date to which the Peak Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Peak Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Peak Common Shares of the resolution approving the BC Arrangement, shall be paid an amount equal to such fair value by New Gold; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Peak Common Shares shall be deemed to have participated in the BC Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Peak Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(a) hereof that such holder would have received pursuant to the BC Arrangement if such holder had not exercised Dissent Rights, but in no case shall New Gold, Peak or any other person be required to recognize holders of Peak Common Shares who exercise Dissent Rights as holders of Peak Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Peak Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Peak Common Shares at the Effective Time.

ARTICLE FIVE
DELIVERY OF NEW GOLD COMMON SHARES

 Section 5.01  Delivery of New Gold Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Peak Common Shares that were exchanged for New Gold Common Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Peak Common Shares formerly represented by such certificate under the BCBCA and the articles of Peak and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Gold Common Shares that such holder is entitled to receive in accordance with Section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Peak Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Gold Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02  Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Peak Common Shares that were exchanged for New Gold Common Shares and the cash consideration in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Gold Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing the New Gold Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Gold Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such New Gold Common Shares and cheque, give a bond satisfactory to New Gold and the Depositary in such amount as New Gold and the Depositary may direct, or otherwise indemnify New Gold and the Depositary in a manner satisfactory to New Gold and the Depositary, against any claim that may be made against New Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Peak.

Section 5.03  Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to New Gold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Peak Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Gold Common Shares.

Section 5.04  Withholding Rights

New Gold and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Peak Shareholder such amounts as New Gold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Peak Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05  Limitation and Proscription

To the extent that a Former Peak Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the New Gold Common Shares that such Former Peak Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Gold Common Shares, together with the cash consideration to which such Former Peak Shareholder was entitled, shall be delivered to New Gold by the Depositary and the share certificates shall be cancelled by New Gold, and the interest of the Former Peak Shareholder in such New Gold Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX
AMENDMENTS

Section 6.01  Amendments to Plan of Arrangement

(a)

New Gold and Peak reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by New Gold and Peak, (iii) filed with the Court and, if made following the Peak Meeting, approved by the Court, and (iv) communicated to holders or former holders of Peak Common Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Peak at any time prior to the Peak Meeting provided that New Gold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Peak Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Peak Meeting shall be effective only if: (i) it is consented to in writing by each of New Gold and Peak; and (ii) if required by the Court, it is consented to by holders of the Peak Common Shares voting in the manner directed by the Court.

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CBCA

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalgamation” has the meaning ascribed thereto in subsection 3.1(g) of this Plan of Arrangement;

“Amalgamating Corporations” means New Gold Subco and Metallica, collectively;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and Section 7.1 hereof or made at the discretion of the Court in the Final Order (with the consent of Metallica and New Gold, each acting reasonably);

“Articles of Arrangement” means the articles of arrangement of Metallica in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made;

“Business Combination Agreement” means the business combination agreement dated as of May 9, 2008 among New Gold Inc., Peak Gold Ltd. and Metallica Resources Inc., as the same may be amended, supplemented and/or restated from time to time prior to the Effective Date, entered into in connection with the Arrangement;

“Business Day” means any day, other than a Saturday, a Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Metallica Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“CBCA” means the Canada Business Corporations Act, including the regulations promulgated thereunder, as amended;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., being the depositary or any other trust company, bank or financial institution agreed to in writing between New Gold and Metallica for the purpose of, among other things, exchanging certificates representing Metallica Common Shares for New Gold Common Shares and cash consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 5.1;

“Dissenting Shareholder” means a registered holder of Metallica Common Shares who dissents in respect of the Special Resolution in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their Metallica Common Shares;

“Dissenting Shares” means the Metallica Common Shares of any registered holder of Metallica Common Shares who has demanded and perfected Dissent Rights in respect of such Metallica Common Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means the first moment of time (Toronto time) on the Effective Date;

“Eligible Holder” mean (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Metallica Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Metallica Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Metallica and New Gold, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal;

“Former Metallica Shareholders” means, at and following the Effective Time, the holders of Metallica Common Shares immediately prior to the Effective Time;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Metallica and New Gold, each acting reasonably), pursuant to subsection 192(3) of the CBCA, made in connection with the Arrangement;

“Metallica Common Shares” means the common shares in the capital of Metallica;

“Metallica Meeting” means the annual and special meeting, including any adjournments or postponements thereof, of Metallica Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Special Resolution;

“Metallica Options” means all options to acquire Metallica Common Shares outstanding immediately prior to the Effective Time under the Metallica Share Option Plan;

“Metallica Replacement Options” means the options to purchase New Gold Common Shares to be issued in exchange for Metallica Options pursuant to this Plan of Arrangement;

“Metallica Shareholders” means the holders of Metallica Common Shares;

“Metallica Stock Option Plan” means the amended and restated stock option plan of Metallica dated May 23, 2006;

“Metallica Warrants” means all warrants exchangeable into Metallica Common Shares outstanding immediately prior to the Effective Time;

“Metallica” means Metallica Resources Inc., a corporation existing under the CBCA;

“New Gold Common Shares” means the common shares of New Gold;

“New Gold Subco” means ●, a wholly-owned subsidiary of New Gold incorporated under the CBCA;

“New Gold” means New Gold Inc., a corporation existing under the Business Corporations Act (British Columbia);

“Person” means and includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Section 85 Election” shall have the meaning ascribed thereto in section 3.2(c);

“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the United States Securities and Exchange Commission and the applicable state securities authorities, collectively, and “Securities Authority” means any one of them;

“Share Consideration” means 0.9 of a New Gold Common Share plus C$0.0001 in cash for each Metallica Common Share;

“Special Resolution” means the special resolution to be considered and approved by Metallica Shareholders at the Metallica Meeting;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act; and

“this Plan”, “Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement.

Words and phrases used herein that are defined in the Business Combination Agreement and not defined herein shall have the same meaning herein as in the Business Combination Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Business Combination Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2 Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3 Gender and Number.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4 Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6 Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE II
BUSINESS COMBINATION AGREEMENT

Section 2.1 Business Combination Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, and has been authorized by the Special Resolution, which resolution authorizes this Arrangement and certain related transactions which related transactions have been completed on the Business Day immediately prior to the Effective Date.

ARTICLE III
ARRANGEMENT

Section 3.1 Arrangement.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

each Metallica Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to New Gold, in consideration for a debt claim against New Gold in an amount determined and payable in accordance with Article IV hereof, and the name of such holder will be removed from the register of holders of Metallica Common Shares, and New Gold will be recorded as the registered holder of the Metallica Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Metallica Common Shares free and clear of any liens, claims or encumbrances;

(b)

each Metallica Common Share outstanding immediately prior to the Effective Time held by a Metallica Shareholder (other than a Dissenting Shareholder), shall be transferred by the holder thereof to New Gold in exchange for the Share Consideration and New Gold shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(c)

each Metallica Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a fully-vested Metallica Replacement Option to acquire from Metallica the number of New Gold Common Shares equal to the product of: (A) the number of Metallica Common Shares subject to the Metallica Option immediately before the Effective Time, and (B) 0.9 plus the portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash, provided that if the foregoing would result in the issuance of a fraction of a New Gold Common Share on any particular exercise of Metallica Replacement Options, then the number of New Gold Common Shares otherwise issued shall be rounded down to the nearest whole number of New Gold Common Shares.  The exercise price per New Gold Common Share subject to any such Metallica Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Metallica Common Share subject to such Metallica Option immediately prior to the Effective Time divided by (B) 0.9 plus such portion of a New Gold Common Share that, immediately prior to the Effective Time, has a fair market value equal to C$0.0001 cash (provided that the aggregate exercise price payable on any particular exercise of Metallica Replacement Options shall be rounded up to the nearest whole cent).  Except as set out above, the terms of each Metallica Replacement Option shall be the same as the terms of the Metallica Option exchanged therefor pursuant to the Metallica Stock Option Plan and any agreement evidencing the grant thereof prior to the Effective Time;

(d)

in accordance with the terms of the Metallica Warrants, each holder of a Metallica Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise or conversion of such holder’s Metallica Warrant, in accordance with its terms, and shall accept in lieu of each Metallica Common Share to which such holder was theretofore entitled upon such exercise or conversion but for the same aggregate consideration payable therefor, the Share Consideration;

(e)

Metallica and New Gold Subco will merge with the same effect as if they were amalgamated under section 184(2) of the CBCA, except that the separate legal existence of Metallica will not cease and Metallica will survive the merger;

(f)

without limiting the foregoing, at the time of the step described in Section 3.1(e), the separate legal existence of New Gold Subco will cease without New Gold Subco being liquidated or wound-up; Metallica and New Gold Subco will continue as one company; and, as a result, the property and liabilities of New Gold Subco will become the property and liabilities of Metallica;

(g)

at the time of the step described in Section 3.1(e) and from and after this time:

(i)

Metallica will continue to own and hold all property of Metallica and will own and hold all property of New Gold Subco, and, shall continue to be liable for the liabilities and obligations of Metallica and will be liable for the liabilities and obligations of New Gold Subco, including civil, criminal and quasi-criminal liabilities and all  contracts, disabilities, options, warrants and debts of each of Metallica and New Gold Subco;

(ii)

all rights, contracts, permits and interests of Metallica and New Gold Subco will continue as rights, contracts, permits and interests of Metallica as if Metallica and New Gold Subco both continued and, for greater certainly, the merger will not constitute a transfer or assignment of the rights or obligations of either of Metallica or New Gold Subco under any such rights, contracts, permits and interests;

(iii)

any existing cause of action, claim or liability to prosecution is unaffected;

(iv)

a civil, criminal or administrative action or proceeding pending by or against Metallica or New Gold Subco may continue to be prosecuted by or against Metallica;

(v)

a conviction against, or ruling, order or judgment in favour of or against, Metallica or New Gold Subco may be enforced by or against Metallica;

(vi)

the name of the merged company shall be Metallica Resources Inc.;

(vii)

the registered and records office of the merged company shall be located at 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5;

(viii)

the merged company shall be authorized to issue an unlimited number of common shares;

(ix)

the articles of arrangement of the merged company shall be in the form attached as Appendix A to this Plan of Arrangement;

(x)

the articles and by-laws of the merged company shall be in the form of Metallica’s articles and by-laws;

(xi)

the first annual general meeting of the merged company will be held within 18 months from the Effective Date;

(xii)

the first directors of the merged company following the merger shall be the directors of Metallica immediately prior to the merger;

(xiii)

each common share in the capital of New Gold Subco shall be cancelled without any repayment of capital in respect thereof;

(xiv)

each Metallica Common Share outstanding immediately prior to the merger shall remain outstanding;

(xv)

the stated capital of common shares of New Gold Subco will be added to the stated capital of the Metallica Common Shares;

provided that none of the foregoing will occur or be deemed to occur unless all of the forgoing occurs.

Section 3.2 Post-Effective Time Procedures.

(a)

On or immediately prior to the Effective Date, New Gold shall deliver or arrange to be delivered to the Depositary certificates representing the requisite New Gold Common Shares and cash required to be issued and paid in accordance with the provisions of subsection 3.1(b) hereof, which certificates and cash shall be held by the Depositary as agent and nominee for Former Metallica Shareholders for distribution to such Former Metallica Shareholders in accordance with the provisions of Article VI hereof.

(b)

In accordance with the provisions of Article VI hereof, Former Metallica Shareholders shall be entitled to receive delivery of the certificates representing New Gold Common Shares and the cash consideration to which they are entitled pursuant to subsection 3.1(b) hereof.

(c)

An Eligible Holder whose Metallica Common Shares are exchanged for Share Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by New Gold, within 90 days after the Effective Date, duly completed with the details of the number of Metallica Common Shares transferred and the applicable agreed amounts for the purposes of such joint elections. New Gold shall, within 90 days after receiving the completed joint election forms, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Metallica, New Gold nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, New Gold or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, New Gold will promptly deliver or caused to be delivered a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant federal tax election forms (and the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3 No Fractional New Gold Common Shares.

No fractional New Gold Common Shares shall be issued to Former Metallica Shareholders in connection with this Plan of Arrangement. The number of New Gold Common Shares to be issued to Former Metallica Shareholders shall be rounded up to the nearest whole New Gold Common Share in the event that a Former Metallica Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a New Gold Common Share and shall be rounded down to the nearest whole New Gold Common Share in the event that a Former Metallica Shareholder is entitled to a fractional share representing less than 0.5 of a Metallica Common Share.

Section 3.4 Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) New Gold, (ii) Metallica, (iii) all Former Metallica Shareholders, and (iv) all holders of Metallica Options and Metallica Warrants.

ARTICLE IV
DISSENT PROCEDURES

Section 4.1 Rights of Dissent.

Registered Metallica Shareholders may exercise rights of dissent with respect to their Metallica Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article V (the “Dissent Rights”), provided that written notice setting forth such a registered Metallica Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by Metallica not later than 5:00 p.m. (Toronto time) on June 13, 2008 or 5:00 p.m. (Toronto time) on the Business Day which is two Business Days preceding the date of any adjourned or postponed Metallica Meeting. Metallica Shareholders who duly exercise their Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Metallica Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be deemed to have transferred their Metallica Common Shares to New Gold as of the Effective Time as set out in subsection 3.1(a) hereof and in consideration for a debt claim against New Gold to be paid the fair value of such Metallica Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Metallica Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Metallica Shareholder.

Section 4.2 Recognition of Dissenting Shareholders.

From and after the Effective Time, in no case shall New Gold, New Gold Subco, Metallica, Amalco or any other Person be required to recognize a Dissenting Shareholder as a holder of Metallica Common Shares or as a holder of any securities of any of New Gold, New Gold Subco, Metallica or Amalco or any of their respective subsidiaries and the names of the Dissenting Shareholders shall be deleted from the register of holders of Metallica Common Shares.

ARTICLE V
DELIVERY OF NEW GOLD COMMON SHARES

Section 5.1 Delivery of New Gold Common Shares.

(a)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Metallica Common Shares which were exchanged for New Gold Common Shares in accordance with subsection 3.1(b) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Metallica Common Shares formerly represented by such certificate under the CBCA and the by-laws of Metallica and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is entitled to receive in accordance with subsection 3.1(b) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Metallica Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

Section 5.2 Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Metallica Common Shares which were exchanged for the Share Consideration in accordance with subsection 3.1(b) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Gold Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in accordance with subsection 3.1(b) hereof. When authorizing such delivery of a certificate representing the New Gold Common Shares and the cash consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Gold Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such New Gold Common Shares, give a bond satisfactory to New Gold and the Depositary in such amount as New Gold and the Depositary may direct, or otherwise indemnify New Gold and the Depositary in a manner satisfactory to New Gold and the Depositary, against any claim that may be made against New Gold or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Amalco.

Section 5.3 Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to New Gold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Metallica Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Gold Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such New Gold Common Shares.

Section 5.4 Withholding Rights.

New Gold and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Metallica Shareholder such amounts as New Gold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Metallica Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.5 Limitation and Proscription.

To the extent that a Former Metallica Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the New Gold Common Shares which such Former Metallica Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Gold Common Shares, together with the cash consideration to which such Former Metallica Shareholder was entitled to receive shall be delivered to New Gold by the Depositary for cancellation and shall be cancelled by New Gold, and the interest of the Former Metallica Shareholder in such New Gold Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE VI
AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement.

(a)

New Gold and Metallica reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by New Gold and Metallica, (iii) filed with the Court and, if made following the Metallica Meeting, approved by the Court, and (iv) communicated to Former Metallica Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Metallica at any time prior to the Metallica Meeting provided that New Gold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Metallica Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Metallica Meeting shall be effective only if (i) it is consented to in writing by each of New Gold and Metallica, and (ii) if required by the Court, it is consented to by holders of the Metallica Common Shares voting in the manner directed by the Court.

C-1

 SCHEDULE C
LIST OF METALLICA SUBSIDIARIES AND PEAK SUBSIDIARIES

A.

Metallica Subsidiaries

1.

MMM Exploraciones S.A. de C.V. (Mexico)

2.

Metallica (Barbados) Inc. (Barbados)

3.

Metallica Management Inc. (USA)

4.

Raleigh Mining International Ltd. (Canada)

5.

Great Frontier Resources Inc. (Canada)

6.

De Re Holdings Inc. (British Virgin Islands (“VGB”) (inactive)

7.

Desarrollos Metallica C.A. (Venezuela) (inactive)

8.

Datawave Sciences Inc. (VGB)

9.

Minera San Xavier, S.A. de C.V. (Mexico)(1)

10.

Servicios del Plata y Oro, S.A. de C.V. (Mexico)

11.

Metallica Resources Alaska Inc. (USA) (2)

12.

Minera Metallica Resources Chile Ltda (Chile) (3)

13.

Sociedad Contractual Minera El Morro(4)

Notes:

(1)

Owns Cerro San Pedro mine.

(2)

Holds options to acquire Liberty Bell and Alaska Peninsula properties.

(3)

Holds option to acquire Rio Figueroa project.

(4)

Holds El Morro project (Xstrata to contribute El Morro mineral rights, exploration data, etc. into this company in exchange for new share issuance) – After the shares are issued, Xstrata will own 70% of Sociedad Contractual Minera El Morro and Datawave Sciences will own 30%.

B.

Peak Subsidiaries

14.

Peak Mines Ltd.

15.

0786244 B.C. Limited

16.

Peak Gold Mines Asia Pacific Pty. Ltd.

17.

Peak Gold Mines Pty Ltd.

18.

Mineracao Pedra Branca do Amapari Ltda.

19.

Mineração Serra da Canga Ltda.1

20.

Marina Norte Empreedimentos de Mineração Ltda.1

Notes:

(1)

Peak owns 70% of the issued and outstanding shares.

SCHEDULE D
COVENANTS

1.

Covenants of New Gold:

New Gold hereby covenants and agrees with Peak and Metallica as follows:

(a)

Provide Information. Subject to obtaining any required consents, New Gold will promptly provide Peak and Metallica with any information in the possession or control of New Gold and relating to New Gold and in addition, subject to confidentiality obligations, will provide any information specifically requested by Peak, Metallica or their respective counsel so that Peak and Metallica may complete their due diligence investigations of New Gold.

(b)

New Gold Meeting. New Gold will convene and hold a special meeting of its shareholders (including any adjournment, the “New Gold Meeting”) for the purpose of obtaining the New Gold Shareholder Approval, as soon as reasonably practicable and contemporaneously with, the Peak Meeting (as hereinafter defined) and the Metallica Meeting (as hereinafter defined), and, in any event, no later than the later of the date of the Peak Meeting or the Metallica Meeting. Except as otherwise provided in this Agreement, New Gold shall not adjourn or otherwise change the timing of the New Gold Meeting without the prior written consent of Peak and Metallica, such consent not to be unreasonably withheld. In connection with the New Gold Meeting, as promptly as reasonably practicable, New Gold shall prepare a management information circular (the “New Gold Circular”) together with any other documents required by applicable laws in connection the New Gold Shareholder Approval and New Gold shall give Peak and Metallica the opportunity to review and comment on the New Gold Circular and all such other documents and the New Gold Circular and all such other documents shall be reasonably satisfactory to Peak and Metallica, acting reasonably, before they are filed or distributed to the shareholders of New Gold subject to any disclosure obligations imposed on New Gold by any regulatory authority or any stock exchange.

(c)

New Gold Circular. New Gold shall ensure that the New Gold Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the New Gold Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Peak or Metallica).

(d)

Information. New Gold shall promptly furnish to Peak and Metallica all information concerning New Gold as may be required for the preparation of the Peak Circular (as hereinafter defined) and the Metallica Circular (as hereinafter defined) and hereby covenants that no information furnished by New Gold in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(e)

Ordinary Course. New Gold shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of business of New Gold, consistent with past practices of New Gold or as contemplated by the New Gold Disclosure Memorandum, except as contemplated in this Agreement.

(f)

No Dividends, Amalgamation or Capital Reduction. New Gold shall not, except as provided for in this Agreement or in the New Gold Disclosure Memorandum, without prior consultation with and the consent of Peak and Metallica, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of New Gold; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation; or (iii) reduce its stated capital.

(g)

Listing. New Gold shall use commercially reasonable best efforts to cause the New Gold Common Shares to be issued to holders of Peak Common Shares and Metallica Common Shares in connection with the Transaction to be listed on all exchanges on which the New Gold Common Shares are listed and (i) cause the existing Metallica Warrants that are listed on the TSX to remain listed on the TSX; (ii) cause the existing Peak Warrants that are listed on the TSX-V to remain listed on the TSX-V;

(h)

Registration. If, in connection with the Transaction, New Gold issues options to any holder of Peak Gold Options or Metallica Options who is resident in the United States, New Gold will use commercially reasonable efforts to register the New Gold Common Shares issuable upon the exercise of such options on Form S-8 under the 1933 Act, as soon as reasonably practicable after the closing of the Transaction, if and to the extent that such New Gold Common Shares are eligible for registration on such form.

(i)

Amendments.  In a timely and expeditious manner, New Gold shall prepare, (in consultation with Peak and Metallica), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the New Gold Circular (which amendments or supplements shall be in a form satisfactory to New Gold and Metallica, acting reasonably) with respect to the New Gold Meeting and mail such amendments or supplements, in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(j)

Copy of Documents.  Except for proxies and other non-substantive communications, New Gold shall furnish promptly to Peak and Metallica a copy of each notice, report, schedule or other document or communication delivered, filed or received by New Gold in connection with this Agreement, the Transaction or the New Gold Meeting or any other meeting at which all New Gold Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)

Certain Actions Prohibited.  Other than as disclosed by New Gold in the New Gold Disclosure Memorandum, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, New Gold shall not, without the prior written consent of Metallica and Peak, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, New Gold, other than the issue of New Gold Common Shares pursuant to the exercise of the New Gold Options or pursuant to the exercise or conversion, as the case may be, of warrants, convertible or exchangeable securities or other rights to acquire New Gold Common Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of New Gold or any of the terms of the New Gold Options as they exist at the date of this Agreement;

(iv)

split, combine or reclassify any of the shares of New Gold;

(v)

redeem, purchase or offer to purchase any New Gold Common Shares and, other than pursuant to the New Gold Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)

(A) satisfy or settle any claim or dispute, except such as have been included in the financial statements of New Gold which are, individually or in the aggregate, in an amount in excess of $750,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(viii)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(ix)

except as required by Canadian GAAP or any other generally accepted accounting principle to which New Gold may be subject or any applicable Law, make any changes to the existing accounting practices of New Gold or make any material tax election inconsistent with past practice; or

(x)

enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(l)

Employment Arrangements.  Except where the prior intention to do so has been disclosed by New Gold in the New Gold Disclosure Memorandum, New Gold shall not, without the prior written consent of Peak and Metallica, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of New Gold.

(m)

Insurance.  New Gold shall use its commercially reasonable best efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(n)

Certain Actions.  New Gold shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by New Gold in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on New Gold, provided that New Gold may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event New Gold immediately notifies Peak and Metallica in writing of such circumstances; and

(ii)

promptly notify Peak and Metallica of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of New Gold; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by New Gold of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of New Gold contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(o)

No Compromise.  New Gold shall not settle or compromise any claim brought by any present, former or purported holder of any securities of New Gold in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Peak and Metallica.

(p)

Contractual Obligations.  New Gold shall not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which New Gold is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Transaction or where to do so would not have a Material Adverse Effect.

(q)

Satisfaction of Conditions.  New Gold shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)

obtain the New Gold Shareholder Approval;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by New Gold under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on New Gold;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)

fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by New Gold; and

(vi)

cooperate with Peak and Metallica in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate New Gold to pay or cause to be paid any monies to cause such performance to occur.

(r)

Keep Fully Informed.  Subject to applicable laws, New Gold shall use commercially reasonable best efforts to conduct itself so as to keep Peak and Metallica fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(s)

Cooperation.  New Gold shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(t)

Representations.  New Gold shall use its commercially reasonable best efforts to conduct its affairs so that all of the representations and warranties of New Gold contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(u)

Confirmatory Review.  Subject to applicable Laws, New Gold shall continue to make available and cause to be made available to Peak and Metallica and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Peak and Metallica to effect a thorough examination of New Gold and its business, properties and financial status, including the provision of unaudited monthly financial statements of New Gold, and shall cooperate with Peak and Metallica in securing access for Peak and Metallica to any documents, agreements, corporate records or minute books not in the possession or under the control of New Gold. Subject to applicable Laws, upon reasonable notice, New Gold shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of Peak and Metallica reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of New Gold, and, during such period, New Gold shall furnish promptly to Peak and Metallica all information concerning the business, properties and personnel of New Gold as Peak and Metallica may reasonably request.

(v)

Closing Documents.  New Gold shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

(w)

Composition of Board.  Ensure, either through the election of such persons as directors of New Gold at the New Gold Meeting or through the resignation and replacement of the existing directors of New Gold that, on the Effective Date, the following persons will be directors of New Gold: Clifford Davis, Pierre Lassonde, Craig Nelsen, Paul Sweeney, Ian Telfer and Robert Gallagher.

(x)

Incorporation of Subsidiaries. Prior to the Effective Date, incorporate BC Subco and CBCA Subco on terms acceptable to Peak and Metallica, acting reasonably.

(y)

Tax Elections. New Gold agrees to make joint elections with Eligible Holders in respect of the disposition of their Peak Common Shares and Metallica Common Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the BC Plan of Arrangement and the CBCA Plan of Arrangement. New Gold further agrees that the agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

(z)

Options and Warrants of Peak and Metallica.  New Gold hereby covenants and agrees that, following the Effective Time, it will take all steps required and cause Peak or its successor to take all steps required to fulfill the obligations of Peak or its successor to deliver New Gold Common Shares on any exercise of Peak Options or Peak Warrants.  New Gold hereby covenants and agrees that, following the Effective Time, it will take all steps required and cause Metallica or its successor to take all steps required to fulfill the obligations of Metallica or its successor to deliver New Gold Common Shares on any exercise of Metallica Options or Metallica Warrants.

(aa)

Listing of Peak Common Shares.  New Gold shall use commercially reasonable efforts to ensure that the Peak Common Shares remain listed on the TSX-V until completion of the amalgamation of Peak and BC Subco pursuant to the BC Arrangement.

2.

Covenants of Peak:

Peak hereby covenants and agrees with New Gold and Metallica as follows:

(a)

Provide Information. Subject to obtaining any required consents Peak will promptly provide New Gold and Metallica with any information in the possession or control of Peak and relating to any Peak Group Company and in addition, subject to any confidentiality obligations, will provide any information specifically requested by New Gold, Metallica or their respective counsel so that New Gold and Metallica may complete their due diligence investigations of the Peak Group Companies.

(b)

Peak Meeting. Peak will convene and hold a special meeting of its shareholders (including any adjournment, the “Peak Meeting”) as soon as possible for the purpose of approving the BC Arrangement (the “Peak Resolution”) and in any event no later than June 24, 2008. Except as otherwise provided in this Agreement, Peak shall not adjourn or otherwise change the timing of the Peak Meeting without the prior written consent of New Gold and Metallica, such consent not to be unreasonably withheld. In connection with the Peak Meeting, as promptly as reasonably practicable, Peak shall prepare a management information circular (the “Peak Circular”) together with any other documents required by applicable laws in connection with the approval of the Peak Resolution and Peak shall give New Gold and Metallica the opportunity to review and comment on the Peak Circular and all such other documents and the Peak Circular and all such other documents shall be reasonably satisfactory to New Gold and Metallica, acting reasonably, before they are filed or distributed to the shareholders of Peak, subject to any disclosure obligations imposed on Peak by any securities regulatory authority or any stock exchange.

(c)

Peak Circular. Peak shall ensure that the Peak Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Peak Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Metallica or New Gold).

(d)

Information. Peak shall promptly furnish to New Gold and Metallica all information concerning Peak as may be required for the preparation of the New Gold Circular or the Metallica Circular (as defined below) and hereby covenants that no information furnished by Peak in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(e)

Ordinary Course. Peak shall, and shall cause the Peak Subsidiaries to conduct its and their respective businesses only in, and shall not take any action except in the usual, ordinary and regular course of business of Peak and the Peak Subsidiaries and consistent with past practices of Peak and the Peak Subsidiaries or as contemplated in the Peak Disclosure Memorandum and except as contemplated by this Agreement.

(f)

No Dividends, Amalgamation or Capital Reduction. Peak shall not, except as provided for in this Agreement or in the Peak Disclosure Memorandum, without prior consultation with and the consent of New Gold and Metallica, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Peak; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; or (iii) reduce its stated capital.

(g)

Dissent Rights.  Peak shall provide each of New Gold and Metallica with a copy of any purported exercise of the Dissent Rights and written communications with such Peak Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of New Gold and Metallica.

(h)

Amendments.  In a timely and expeditious manner, Peak shall prepare, (in consultation with New Gold and Metallica), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Peak Circular (which amendments or supplements shall be in a form satisfactory to New Gold and Metallica, acting reasonably) with respect to the Peak Meeting and mail such amendments or supplements, as required by the BC Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(i)

Copy of Documents.  Except for proxies and other non-substantive communications, Peak shall furnish promptly to New Gold and Metallica a copy of each notice, report, schedule or other document or communication delivered, filed or received by Peak in connection with this Agreement, the BC Arrangement, the BC Interim Order or the Peak Meeting or any other meeting at which all Peak Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)

Certain Actions Prohibited.  Other than as disclosed by Peak, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Peak shall not, without the prior written consent of New Gold and Metallica, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Peak Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Peak, any of the Peak Subsidiaries, other than the issue of Peak Common Shares pursuant to the exercise or conversion, as the case may be, of warrants, convertible or exchangeable securities or other rights to acquire Peak Common Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Peak Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Peak or any of the Peak Subsidiaries or any of the terms of the Peak Options as they exist at the date of this Agreement;

(iv)

split, combine or reclassify any of the shares of Peak;

(v)

redeem, purchase or offer to purchase, or permit any of the Peak Subsidiaries to redeem, purchase or offer to purchase, any Peak Common Shares and, other than pursuant to the Peak Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Peak Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)

(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Peak which are, individually or in the aggregate, in an amount in excess of $750,000 or which constitutes a claim between Peak and a Peak Subsidiary or between Peak Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(viii)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Peak Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(ix)

except as required by Canadian GAAP or any other generally accepted accounting principle to which any Peak Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Peak or make any material tax election inconsistent with past practice; or

(x)

enter into, or cause any Peak Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required in connection with the modification of the Amapari processing facility not in excess of $2,000,000.

(k)

Employment Arrangements.  Except where the prior intention to do so has been disclosed by Peak, Peak shall not, without the prior written consent of New Gold and Metallica, and shall cause the Peak Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Peak or any of the Peak Subsidiaries.

(l)

Insurance.  Peak shall use its commercially reasonable best efforts, and shall cause the Peak Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)

Certain Actions.  Peak shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Peak in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Peak, provided that Peak may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Peak immediately notifies New Gold and Metallica in writing of such circumstances; and

(ii)

promptly notify New Gold and Metallica of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Peak; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Peak of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Peak contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(n)

No Compromise.  Peak shall not, and shall cause the Peak Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Peak in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of New Gold and Metallica.

(o)

Contractual Obligations.  Peak shall not, and shall cause the Peak Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Peak or any of the Peak Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the BC Arrangement or where to do so would not have a Material Adverse Effect.

(p)

Satisfaction of Conditions.  Peak shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)

obtain the Peak Shareholder approval for the BC Arrangement in accordance with the provisions of the BCBCA, the BC Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Peak or any of the Peak Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Peak;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)

fulfill all conditions and satisfy all provisions of this Agreement and the BC Plan of Arrangement required to be fulfilled or satisfied by Peak; and

(vi)

cooperate with New Gold and Metallica in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Peak to pay or cause to be paid any monies to cause such performance to occur.

(q)

Keep Fully Informed.  Subject to applicable laws, Peak shall use commercially reasonable best efforts to conduct itself so as to keep New Gold and Metallica fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)

Cooperation.  Peak shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)

Representations.  Peak shall use its commercially reasonable best efforts to conduct its affairs and to cause the Peak Subsidiaries to conduct their affairs so that all of the representations and warranties of Peak contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)

Confirmatory Review.  Subject to applicable Laws, Peak shall continue to make available and cause to be made available to New Gold and Metallica and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable New Gold and Metallica to effect a thorough examination of Peak and the Peak Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Peak together with the consolidation therefor, and shall cooperate with New Gold and Metallica in securing access for New Gold and Metallica to any documents, agreements, corporate records or minute books not in the possession or under the control of Peak. Subject to applicable Laws, upon reasonable notice, Peak shall, and shall cause the Peak Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of New Gold and Metallica reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Peak and the Peak Subsidiaries, and, during such period, Peak shall, and shall cause the Peak Subsidiaries to, furnish promptly to New Gold and Metallica all information concerning the business, properties and personnel of Peak and the Peak Subsidiaries as New Gold and Metallica may reasonably request.

(u)

Closing Documents.  Peak shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

3.

Covenants of Metallica:

Metallica hereby covenants and agrees with New Gold and Peak as follows:

(a)

Provide Information. Subject to obtaining any required consents Metallica will promptly provide New Gold and Peak with any information in the possession or control of Metallica and relating to any Metallica Group Company and in addition, subject to any confidentiality obligations, will provide any information specifically requested by New Gold or Peak or their respective counsel so that New Gold and Peak may complete their due diligence investigations of the Metallica Group Companies.

(b)

Metallica Meeting. Metallica will convene and hold a special meeting of its shareholders (including any adjournment, the “Metallica Meeting”) as soon as possible for the purpose of approving the CBCA Arrangement (the “Metallica Resolution”) and in any event no later than June 24, 2008. Except as otherwise provided in this Agreement, Metallica shall not adjourn or otherwise change the timing of the Metallica Meeting without the prior written consent of Peak and New Gold, such consent not to be unreasonably withheld. In connection with the Metallica Meeting, as promptly as reasonably practicable, Metallica shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Metallica Meeting (the “Metallica Circular”) together with any other documents required by applicable laws in connection with the approval of the Metallica Resolution and Metallica shall give New Gold and Peak the opportunity to review and comment on the Metallica Circular and all such other documents and the Metallica Circular and all such other documents shall be reasonably satisfactory to New Gold and Peak, acting reasonably, before they are filed or distributed to the shareholders of Metallica, subject to any disclosure obligations imposed by any securities regulatory authority or any stock exchange.

(c)

Metallica Circular. Metallica shall ensure that the Metallica Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Metallica Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Peak or New Gold).

(d)

Information.  Metallica shall promptly furnish to New Gold and Peak all information concerning Metallica as may be required for the preparation of the New Gold Circular (if any) or the Peak Circular and hereby covenants that no information furnished by Metallica in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(e)

Ordinary Course. Metallica shall and shall cause the Metallica Subsidiaries to conduct their respective businesses only in, and shall not take any action except in the usual, ordinary and regular course of business of Metallica and the Metallica Subsidiaries and consistent with past practices of Metallica and the Metallica Subsidiaries or as contemplated in the Metallica Disclosure Memorandum and except as contemplated by this Agreement.

(f)

No Dividends, Amalgamation or Capital Reduction. Metallica shall not, except as provided for in this Agreement or in the Metallica Disclosure Schedule, without prior consultation with and the consent of New Gold and Peak, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Metallica; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; or (iii) reduce its stated capital.

(g)

Dissent Rights.  Metallica shall provide each of New Gold and Peak with a copy of any purported exercise of the Dissent Rights and written communications with such Metallica Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of New Gold and Peak.

(h)

Amendments.  In a timely and expeditious manner, Metallica shall prepare, (in consultation with New Gold and Peak), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Metallica Circular (which amendments or supplements shall be in a form satisfactory to New Gold and Peak, acting reasonably) with respect to the Metallica Meeting and mail such amendments or supplements, as required by the CBCA Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(i)

Copy of Documents.  Except for proxies and other non-substantive communications, Metallica shall furnish promptly to New Gold and Peak a copy of each notice, report, schedule or other document or communication delivered, filed or received by Metallica in connection with this Agreement, the CBCA Arrangement, the CBCA Interim Order or the Metallica Meeting or any other meeting at which all Metallica Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)

Certain Actions Prohibited.  Other than as disclosed by Metallica, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Metallica shall not, without the prior written consent of New Gold and Peak, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Metallica Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Metallica, any of the Metallica Subsidiaries, other than the issue of Metallica Common Shares pursuant to the exercise or conversion, as the case may be, of warrants, convertible or exchangeable securities or other rights to acquire Metallica Common Shares, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Metallica Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the Notice of Articles, Articles or by-laws (or their equivalent) of Metallica or any of the Metallica Subsidiaries or any of the terms of the Metallica Options as they exist at the date of this Agreement;

(iv)

split, combine or reclassify any of the shares of Metallica;

(v)

redeem, purchase or offer to purchase, or permit any of the Metallica Subsidiaries to redeem, purchase or offer to purchase, any Metallica Common Shares and, other than pursuant to the Metallica Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Metallica Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)

(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Metallica which are, individually or in the aggregate, in an amount in excess of $750,000 or which constitutes a claim between Metallica and a Metallica Subsidiary or between Metallica Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $750,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(viii)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Metallica Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(ix)

except as required by Canadian GAAP or any other generally accepted accounting principle to which any Metallica Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Metallica or make any material tax election inconsistent with past practice; or

(x)

enter into, or cause any Metallica Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(k)

Employment Arrangements.  Except where the prior intention to do so has been disclosed by Metallica, Metallica shall not, without the prior written consent of New Gold and Peak, and shall cause the Metallica Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Metallica or any of the Metallica Subsidiaries.

(l)

Insurance.  Metallica shall use its commercially reasonable best efforts, and shall cause the Metallica Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)

Certain Actions.  Metallica shall:

(i)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Metallica in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Metallica, provided that Metallica may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Metallica immediately notifies New Gold and Peak in writing of such circumstances; and

(i)

promptly notify New Gold and Peak of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Metallica; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Metallica of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Metallica contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(n)

No Compromise.  Metallica shall not, and shall cause the Metallica Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Metallica in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of New Gold and Peak.

(o)

Contractual Obligations.  Metallica shall not, and shall cause the Metallica Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Metallica or any of the Metallica Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the CBCA Arrangement or where to do so would not have a Material Adverse Effect.

(p)

Satisfaction of Conditions.  Metallica shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)

obtain the Metallica Shareholder Approval in accordance with the provisions of the CBCA, the CBCA Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Metallica or any of the Metallica Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Metallica;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)

fulfill all conditions and satisfy all provisions of this Agreement and the CBCA Plan of Arrangement required to be fulfilled or satisfied by Metallica; and

(vi)

cooperate with New Gold and Peak in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Metallica to pay or cause to be paid any monies to cause such performance to occur.

(q)

Keep Fully Informed.  Subject to applicable laws, Metallica shall use commercially reasonable best efforts to conduct itself so as to keep New Gold and Peak fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)

Cooperation.  Metallica shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)

Representations.  Metallica shall use its commercially reasonable best efforts to conduct its affairs and to cause the Metallica Subsidiaries to conduct their affairs so that all of the representations and warranties of Metallica contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)

Confirmatory Review.  Subject to applicable Laws, Metallica shall continue to make available and cause to be made available to New Gold and Peak and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable New Gold and Peak to effect a thorough examination of Metallica and the Metallica Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Metallica together with the consolidation therefor, and shall cooperate with New Gold and Metallica in securing access for New Gold and Peak to any documents, agreements, corporate records or minute books not in the possession or under the control of Metallica. Subject to applicable Laws, upon reasonable notice, Metallica shall, and shall cause the Metallica Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of New Gold and Peak reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Metallica and the Metallica Subsidiaries, and, during such period, Metallica shall, and shall cause the Metallica Subsidiaries to, furnish promptly to New Gold and Peak all information concerning the business, properties and personnel of Metallica and the Metallica Subsidiaries as New Gold and Peak may reasonably request.

(u)

Closing Documents.  Metallica shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

E-1

SCHEDULE E
MUTUAL CONDITIONS PRECEDENT

The obligations of New Gold, Metallica and Peak to complete the Arrangements shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of all of the Parties:

(a)

Orders. The BC Interim Order, CBCA Interim Order, the BC Final Order and the CBCA Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably.

(b)

Peak Shareholder Approval. The shareholders of Peak shall have approved the Peak Resolution in accordance with the terms of the BC Interim Order and approved or consented to such other matters as Peak, New Gold or Metallica shall consider necessary or desirable in connection with the Arrangements in the manner required thereby.

(c)

Metallica Shareholder Approval.  The shareholders of Metallica shall have approved the Metallica Resolution in accordance with the CBCA Interim Order and approved or consented to such other matters as Peak, New Gold or Metallica shall consider necessary or desirable in connection with the Arrangements in the manner required thereby.

(d)

New Gold Shareholder Approval. The shareholders of New Gold shall have approved the New Gold Resolution as contemplated by this Agreement and approved or consented to such other matters as Peak, New Gold or Metallica shall consider necessary or desirable in connection with the Arrangements in the manner required thereby.

(e)

Consents. (A) all consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity including: (i) the Competition Act Approval, the approval of the Competition Commission of the United Mexican States and the approval of the Foreign Investment Review Board of Australia; (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on any of New Gold, Peak or Metallica or materially impede the completion of the Arrangements, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto.

(f)

No Action. There shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which

(i)

makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangements, or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangements which is, or could be, reasonably expected to have a Material Adverse Effect on New Gold, the Metallica Group or the Peak Group, respectively.

E-2

(g)

No Material Change. There shall have been no material change in the existing employment arrangements of any senior officer of New Gold, Peak or Metallica or any Peak Subsidiary or Metallica Subsidiary from the date hereof and New Gold, Peak or Metallica or any Peak Subsidiary or Metallica Subsidiary shall not have hired any additional senior officers.

(h)

Prospectus Exemptions. The distribution of the securities pursuant to the Arrangements shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

(i)

U.S. Registration Exemption. The issuance of New Gold Common Shares, options, warrants and other securities to the holders of the Peak Common Shares and Metallica Common Shares, or any Peak or Metallica options, warrants and other securities, respectively, pursuant to the Arrangements shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and in compliance with all applicable U.S. state securities laws.

(j)

No Termination. This Agreement shall not have been terminated pursuant to Section 6.02 hereof.

F-1

SCHEDULE F
CONDITIONS TO OBLIGATIONS OF NEW GOLD

The obligations of New Gold to complete the Arrangements shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by New Gold:

(a)

Performance by Other Parties. Peak and Metallica shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Peak and Metallica prior to the completion of the Arrangements.

(b)

Representations and Warranties. The representations and warranties made by Peak and Metallica in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Peak and Metallica in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of New Gold, have a Material Adverse Effect on Peak or Metallica, and each of Peak and Metallica shall have provided to New Gold a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Peak or Metallica, as the case may be, hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the applicable Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)

No Material Adverse Effect. There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Peak or Metallica.

(d)

Exercise of Dissent Rights. Holders of no more than 10% of the outstanding Peak Common Shares or Metallica Common Shares shall have dissented to the BC Arrangement or the CBCA Arrangement, as the case may be.

G-1

SCHEDULE G
CONDITIONS TO OBLIGATIONS OF PEAK

The obligation of Peak to complete the BC Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Peak:

(a)

Performance by Other Parties. New Gold and Metallica shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold and Metallica prior to the completion of the Arrangements.

(b)

Representations and Warranties. The representations and warranties made by New Gold and Metallica in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by New Gold and Metallica in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Peak, have a Material Adverse Effect on New Gold or Metallica, and each of New Gold and Metallica shall have provided to Peak a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by New Gold or Metallica, as the case may be, hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the applicable Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)

No Material Adverse Effect. There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold or Metallica.

(d)

Exercise of Dissent Rights. Holders of no more than 10% of the outstanding Peak Common Shares or Metallica Common Shares shall have dissented to the BC Arrangement or the CBCA Arrangement, as the case may be.

(e)

Listing of New Gold Common Shares and Warrants. The New Gold Common Shares to be issued to holders of Peak Common Shares in connection with the BC Arrangement and in connection with the exercise of Peak Options and Peak Warrants shall have been approved for listing on the TSX and the AMEX subject to official notice of issuance and other normal conditions and the existing Peak Warrants shall remain listed on the TSX-V.

(f)

Composition of Board of New Gold. On the Effective Date, the Board of Directors of New Gold shall be comprised of Clifford Davis, Pierre Lassonde, Craig Nelsen, Paul Sweeney, Ian Telfer and Robert Gallagher.

(g)

Noteholder Extraordinary Resolution.  The Noteholder Extraordinary Resolution shall be in full force and effect, unamended, on the Effective Date, and the amendments to the Note Indenture provided for in the Noteholder Extraordinary Resolution shall be effective prior to, or concurrent with, the Effective Time.

H-1

SCHEDULE H
CONDITIONS TO OBLIGATIONS OF METALLICA

The obligation of Metallica to complete the CBCA Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Metallica:

(a)

Performance by Other Parties. New Gold and Peak shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold and Peak prior to the completion of the Arrangements.

(b)

Representations and Warranties. The representations and warranties made by New Gold and Peak in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by New Gold and Peak in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Metallica, have a Material Adverse Effect on New Gold or Peak, and each of New Gold and Peak shall have provided to Metallica a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by New Gold or Peak, as the case may be, hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the applicable Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)

No Material Adverse Effect.  There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold or Peak.

(d)

Exercise of Dissent Rights. Holders of no more than 10% of the outstanding Metallica  Common Shares shall have dissented to the Arrangements.

(e)

Listing of New Gold Common Shares and Warrants. The New Gold Common Shares to be issued to holders of Metallica Common Shares in connection with the CBCA Arrangement and in connection with the exercise of Metallica Options and Metallica Warrants shall have been approved for listing on the TSX and the AMEX, subject to official notice of issuance and other normal conditions and the existing warrants of Metallica listed on the TSX shall remain listed on the TSX.

(f)

Composition of Board of New Gold.  On the Effective Date, the Board of Directors of New Gold shall be comprised of Clifford Davis, Pierre Lassonde, Craig Nelsen, Paul Sweeney, Ian Telfer and Robert Gallagher.

(g)

Noteholder Extraordinary Resolution.  The Noteholder Extraordinary Resolution shall be in full force and effect, unamended, on the Effective Date, and the amendments to the Note Indenture provided for in the Noteholder Extraordinary Resolution shall be effective prior to, or concurrent with, the Effective Time.

SCHEDULE I
COVENANTS RELATING TO NON-SOLICITATION AND BREAK FEE

1.

Acquisition Proposals and Superior Proposals

(a)

“Acquisition Proposal” means any proposal or offer made by a third party (other than, in the case of Peak and Metallica, New Gold) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 20% or more of the assets of such Party (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more the assets of such Party), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving such Party and/or its subsidiaries (other than the BC Arrangement or the CBCA Arrangement, as the case may be);

(b)

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom the Party to which it is made (the “Target”) and each of its officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute 50% or more of the assets (on a consolidated basis) of the Target or not less than 50% of the common shares of the Target, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the Board of Directors of the Target determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) is not subject to any extraordinary due diligence condition(s); (c) is fully financed or is reasonably capable of being fully financed; (d) that is offered or made to all shareholders in Canada and the United States of the Target on the same terms; and (e) would in the opinion of the Board of Directors of the Target acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of the Target, from a financial point of view, than the terms of the BC Arrangement, in the case of Peak, or the CBCA Arrangement, in the case of Metallica, or the Transaction in the case of New Gold, as the case may be.

2.

Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall direct and cause its respective officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and each Party shall request the return of information regarding such Party and its respective subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its subsidiaries.  Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party.  Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangements or the entry into this Agreement shall not be a violation of this Section 2(a)).

(b)

Subject to Section 3 of this Schedule I or unless permitted pursuant to Section 2, each Party agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(i)

make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)

withdraw, modify, qualify or change in a manner adverse to any other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to any  other Party the approval, recommendation or declaration of advisability of its Board of Directors of either Arrangement or of the Transaction, as the case may be (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of Directors of the applicable Arrangement or of the Transaction within 15 days after an Acquisition Proposal relating to such Party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two business days of being requested to do so by any other Party, shall be considered an adverse modification);

(v)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate either of the Arrangements or the Transaction, or providing for the payment of any break, termination or other fees or expenses to any person in the event that any other Party or any of its subsidiaries completes either of the Arrangements or the Transaction, as the case may be, with the other Party or any of its affiliates agreed to prior to any termination of this Agreement; or

(vi)

make any public announcement or take any other action inconsistent with the recommendation of its Board of Directors to approve the BC Arrangement, or the CBCA Arrangement or the Transaction, as the case may be.

Notwithstanding the foregoing part of this paragraph (b) and any other provisions of this Agreement:

(A)

The Board of Directors of a Party (in this section, the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party after the date of this Agreement and did not otherwise result from a breach of this Section 2 by the Solicited Party and that its Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel may reasonably be expected to constitute a Superior Proposal provided, however, that prior to taking any such action the Board of Directors of the Solicited Party determines in good faith, after consultation with outside counsel, that it is necessary to take such action in order to discharge properly its fiduciary duties, and if the Solicited Party provides confidential non-public information to such person, the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in such confidentiality agreement; provided, however, that it shall not preclude such person from making a Superior Proposal. If a Solicited Party receives a request for material non-public information from a person who proposes to make an Acquisition Proposal and the Board of Directors of the Solicited Party determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement provided, however, that it shall not preclude such person from making a Superior Proposal, the Solicited Party shall be permitted to provide such person with access to information regarding the Solicited Party; provided that the Solicited Party sends a copy of any such confidentiality agreement to the other Parties promptly upon its execution and the other Parties are provided with a list of the information provided to such person and are immediately provided with access to similar information to which such person was provided;

(B)

Nothing contained in this Section 2 or elsewhere in this Agreement shall prohibit the Board of Directors of a Party from making a Change in Recommendation or from making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for its Board of Directors to act in a manner consistent with its fiduciary duties, not less than 48 hours before its Board of Directors considers any such proposal such Party shall give the other Parties written notice of such proposal and promptly advise the other Parties of its Board of Directors’ intention to consider such proposal.

The foregoing provisions of this subparagraph (B) shall not relieve a Party from its obligation to proceed to call and hold a special meeting of its shareholders and to hold the vote on the resolution relating to the applicable Arrangement or the New Gold Shareholder Approval, except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(C)

Nothing contained in this section 2 shall prohibit the Board of Directors of a Party from distributing a circular in compliance with applicable Canadian and U.S. securities laws, as applicable, in response to a take-over bid, provided however that the Board of Directors of a Party shall not, except as permitted by Section 2 or 3 of this Schedule I, withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the applicable Arrangement or the New Gold Shareholder Approval or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(c)

From and after the date of this Agreement, each Party shall promptly (and in any event within 24 hours) notify the other Parties, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries.  Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request.  Each Party shall keep the other Parties fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, financial advisors or other advisors or representatives.

3.

Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 2 of this Schedule I with respect thereto, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 3) received prior to the date of approval of the applicable Arrangement or the Transaction, in the case of New Gold, by its shareholders and terminate this Agreement if, and only if: (i) the Terminating Party has provided each of the other Parties with a copy of the Superior Proposal document; (ii) the Terminating Party has provided each of the other Parties with the information regarding such Superior Proposal required under Section 2(c); (iii) the Board of Directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such Superior Proposal; and (iv) in the event that the Terminating Party is either Metallica or Peak, four business days shall have elapsed from the later of the date the other Parties received written notice (a “Superior Proposal Notice”) advising them that the Terminating Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date such Parties received a copy of such Superior Proposal document.  In the event that a Terminating Party provides the other Parties with a Superior Proposal Notice on a date that is less than seven business days prior to its meeting of shareholders the Terminating Party shall, at the request of the other Parties, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice.  If the circular has been sent to shareholders of the Terminating Party prior to the expiry of the four business day period set forth in this Section 3(c) and, during such period, any other Party requests in writing that the special meeting of the Terminating Party shareholders proceed, unless otherwise ordered by a court, the Terminating Party shall continue to take all reasonable steps necessary to hold its special meeting and to cause the Arrangements to be voted on at such meeting. For purposes of interpretation, references in this Section 3(a) to “the other Parties” shall, in the event that more than one Party receives a Superior Proposal, mean the Party that does not receive a Superior Proposal, and the provisions of this Section 3(a) shall apply mutatis mutandis.

(b)

During the four business day period referred to in Section 3(a)(iv) of this Schedule I, the Terminating Party agrees that New Gold shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The terms of any proposed amendment to this Agreement shall be provided by New Gold to the Terminating Party and the other Party (the “Other Party”) concurrently. The Board of Directors of the Terminating Party and the Other Party will review any written proposal by New Gold to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether: (i) in the case of the Terminating Party, the amended proposal would, upon acceptance by the Terminating Party, result in such Superior Proposal ceasing to be a Superior Proposal; and (ii) in the case of the Other Party, whether the terms of the Arrangement, as amended in accordance with such proposal, remain fair, from a financial point of view,  to the shareholders of the Other Party.  If the Board of Directors of the Terminating Party so determines, it will (subject to the election of the Other Party as set forth in the last sentence of this Section 3(b)), enter into an amended agreement with New Gold and the Other Party reflecting the amended proposal.  If the Board of Directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 4 hereof. If the Board of Directors of the Other Party determines that the terms of the Arrangements, if amended as proposed by New Gold, would no longer be fair, from a financial point of view, to its shareholders, it shall have the right to terminate this Agreement by notice to the Terminating Party and New Gold.

(c)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (iv) of Section 3(a) of this Schedule I and will initiate an additional four business day notice period.

4.

Termination Payment

In the event that:

(a)

a Party enters into an Agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 3 of this Schedule I; or

(b)

a Party makes a Change of Recommendation in respect of the Arrangements;

then such Party (the “Terminating Party”) shall pay to the other Parties (the “Non-Terminating Parties”) an aggregate amount in cash equal to; (a) $22,000,000 in the event that Metallica is the Terminating Party; (b) $18,000,000 in the event Peak is the Terminating Party; or (c) $8,000,000 in the event that New Gold is the Terminating Party (any such payment, the “Termination Payment”), in immediately available funds. No Terminating Party shall be obligated to make payment greater in aggregate than such amount pursuant to this Section 4 and, for greater certainty, no Party shall be entitled to receive a Termination Payment from more than one Party..  Each Non-Terminating Party shall be entitled to an amount equal to 50% of a Termination Payment. Each of the Parties hereby acknowledges that the portion of any Termination Payment to which they may become entitled as a Non-Terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such Non-Terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangements and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a Party of the portion of the Termination Payment to which such Party is entitled, such Party shall have no further claim against the Terminating Party in respect of the failure to complete the Arrangements, provided that nothing herein shall preclude a Non-Terminating Party from seeking injunctive relief to restrain any breach or threatened breach by a Terminating Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

In addition to the foregoing, if this Agreement is terminated pursuant to Section 6.02(d) hereof due to the failure by the shareholders of one or more of the Parties to approve the Arrangements (such Party the “Non-Approving Party”) at the relevant Meeting, and prior to such Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to the Non-Approving Party, has been publicly announced and not withdrawn and within 6 months of the date of such termination:

(A)

the Person who made such Acquisition Proposal or an affiliate of such Person:

(a)

directly or indirectly acquires the Non-Approving Party by takeover bid, arrangement, business combination or otherwise;

(b)

directly or indirectly acquires the assets of the Non-Approving Party or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of the Non-Approving Party; (2) generate more than 50% of the consolidated revenue of the Non-Approving Party; or (3) generate more than 50% of the consolidated operating income of the Non-Approving Party;

(c)

directly or indirectly acquires more than 50% of the voting or equity securities of the Non-Approving Party; or

(B)

the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of or the non-Approving Party’s Board approves or recommends a Arrangements contemplated by (A) above with the Person or such affiliate that made such Acquisition Proposal and that Arrangements is consummated at any time thereafter, then the Non-Approving Party shall pay to the other Parties the Termination Fee set out above.